October 6, 2014	Frank J. Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	Fifth Street Asset Management Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 22, 2014
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 25, 2014
File No. 333-198613

Dear Ms. Hayes:

On behalf of Fifth Street Asset Management Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2014 relating to the above-referenced registration statement of the Company filed with the Commission on Form S-1 (File No. 333-198613) on September 8, 2014, as amended on September 22 and 25, 2014 (the “Registration Statement”).

The Company is supplementally providing updated sections of the Registration Statement, consisting of the “Dilution,” “Capitalization” and “Unaudited Pro Forma Condensed Combined Financial Information” sections and the historical financial statements, which are included in Annex A hereto. The attached supplemental materials contain financially sensitive information and the assumed offering price, number of shares to be offered and related information are subject to change based upon market conditions, Company performance and other factors.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the materials included in the Registration Statement, as supplemented by the materials in Annex A.

The Company wishes to advise the Staff that it has modified the presentation of its Unaudited Pro Forma Condensed Combined Financial Information to provide additional clarity with respect to the nature of its pro forma adjustments. The Company is now presenting within its unaudited pro forma condensed combined financial statements separate columns for reorganization adjustments, other adjustments for adjustments occurring prior to the offering and offering adjustments to isolate adjustments directly related to the offering. The Company has also modified the descriptive notes for the adjustments accordingly.

Dividend Policy and Dividends, page 51

Distributions to Our Existing Owners, page 52

1.	We note that you expect to make distributions to the previous members of Fifth Street Management, which relates to undistributed earnings of Fifth Street Management generated through the ordinary course of business through the date of this offering. Please clarify to us whether the accrual of such distributions is presented within pro forma adjustment (g) on page 61. If not, please revise your filing to reflect the accrual for this distribution as a reorganization adjustment within your pro forma financial statements as well as reflect the distribution accrual (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

Response: The Company has modified the disclosure relating to the distributions it expects to make to the previous members of Fifth Street Management in order to clarify the effect that such distributions will have on the Company’s balance sheet. In revisiting such disclosure, the Company has considered the guidance presented in Staff Accounting Bulletin (“SAB”) Topic 1.B.3 and Section 3420.1 of the Commission’s Division of Corporate Finance Financial Reporting Manual. The Company advises the Staff that the distributions it expects to make to the previous members of Fifth Street Management fall within one of two categories: (i) distributions of undistributed earnings generated through the ordinary course of business through June 30, 2014 (“Second Quarter Distributions”), and (ii) distributions of undistributed earnings generated through the ordinary course of business subsequent to June 30, 2014 (“Third Quarter Distributions”).

With respect to Second Quarter Distributions, the Company has revised what was initially pro forma adjustment (g) on page 61, which was an offering adjustment, to pro forma adjustment (b), which is a reorganization adjustment, as suggested by the Staff. This was done in accordance with the guidance discussed above and also in order to properly reflect this adjustment alongside the historical balance sheet of the Fifth Street Management Group on page F-28 of the Registration Statement.

With respect to Third Quarter Distributions, the Company has modified the disclosures relating to such distributions on page 53 of the Registration Statement under “Dividend Policy and Dividends—Distributions to Our Existing Owners” and to pro forma adjustment (b) on page 62 of the Registration Statement to include additional detail concerning the nature and amount of these distributions. While the Company believes it has included all material information concerning the Third Quarter Distributions, it believes that it would be confusing to investors to include a pro forma adjustment to accrue for these distributions. Any such adjustment would understate reported equity as the corresponding earnings that are the subject of the distribution have not been recorded in the pro forma financial statements.

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Unaudited Pro Forma Condensed Combined Financial Information, page 57

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, page 60

(1) Reorganization and Other Adjustments, page 60

2.	We note that as a result of the reorganization transactions and offering, the Principals will initially hold shares of Class B common stock. Please tell us the pro forma adjustment that gives effect to this transaction or revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and notes that the Company’s issuance of shares of Class B common stock to the Principals will occur immediately prior to the offering and as part of the reorganization. The Company has added pro forma adjustment (f) on page 60 of the Registration Statement under the “Other Adjustments” column to reflect the issuance of the shares of Class B common stock to the Principals and added corresponding disclosure on page 62 of the Registration Statement in the Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition.

(2) Offering Adjustments, page 61

3.	In regards to pro forma adjustments (b) and (c), as presented in Annex A in your supplemental response to us dated September 24, 2014, please explain to us your basis for the $17,092 adjustment to members’ equity and due to members and how these adjustments relate to the receipt and use of the offering proceeds. To the extent the offering proceeds will be used to repurchase equity awards from certain employees in Fifth Street Holdings as described in the footnote to pro forma adjustment (a) on page 60, revise your disclosure here and throughout your filing to state that fact. In addition, present any member distributions (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

Response: The Company has clarified the disclosure relating to the adjustment to members’ equity and due to members and how these adjustments relate to the receipt and use of the offering proceeds. The revised disclosure is included in pro forma adjustments (g) and (h), both constituting offering adjustments. For purposes of clarification, the $17,092 adjustment is now an adjustment of $16,274. The adjustment for $16,274 in adjustment (g) represents an increase to the non-controlling interest for the Holdings Limited Partners’ (other than the Founding Principal’s) allocable share of the net proceeds of the offering. The adjustment for $16,274 in adjustment (h) represents a decrease to the non-controlling interest for the use of net proceeds to purchase the aforementioned interests of the Holdings Limited Partners. The Company has also included revised disclosure throughout the Registration Statement, including in the “Use of Proceeds” section, to state that offering proceeds are being used to purchase equity from certain employees.

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Additionally, the Company has revised the disclosure as requested by presenting previous member distribution accruals (but not giving effect to the offering proceeds) with respect to Second Quarter Distributions alongside its latest historical balance sheet on page F-28 of the Registration Statement.

4.	Explain to us how you deemed pro forma adjustments (d) and (e) to be presented as offering adjustments as opposed to reorganization adjustments.

Response: The Company has revised these pro forma adjustments to be other adjustments in connection with the restructuring from Fifth Street Holdings to Fifth Street Asset Management and not offering adjustments. Pro forma adjustments (d) and (e) are now included under “Other Adjustments” on page 62 of the Registration Statement.

5.	We note that pro forma adjustment (g) reflects the reclassification of amounts due to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014. Please address the following:

•	Revise your disclosure to discuss how this distribution will be funded (e.g. cash, notes payable, etc.).
•	Explain to us how you determined that this adjustment should be reflected as an offering adjustment as opposed to a reorganization adjustment.
•	Present this distribution accrual (but not giving effect to the offering proceeds) alongside your latest historical balance sheet on page F-28. Refer to SAB Topic 1.B.3.

Response: With respect to the pro forma adjustment reflecting the reclassification of amounts due to the previous members of Fifth Street Management, which relates to the Second Quarter Distributions:

•	The Company has revised its disclosure on page 62 of the Registration Statement under pro forma adjustment (b). Such adjustment states that approximately $14.0 million of this amount has been paid and the Company will issue notes payable in satisfaction of the remaining $5.2 million due to the previous members of Fifth Street Management in connection with the Second Quarter Distributions.

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•	The Company has determined that that this adjustment should be reflected as a reorganization adjustment and is included in pro forma adjustment (b) on page 62 of the Registration Statement.
•	The Company has revised the disclosure as requested by presenting this distribution accrual (but not giving effect to the offering proceeds) alongside its latest historical balance sheet on page F-28 of the Registration Statement.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income, page 64

(1)	Reorganization and Other Adjustments, page 64

6.	We note that pro forma adjustment (h) reflects adjustments to compensation expense associated with modification of vesting requirements in connection with the recapitalization of membership interests, as discussed in pro forma adjustment (a) on page 60 (Notes to the Unaudited Condensed Combined Pro Forma Statement of financial condition), in Fifth Street Management and FSCO GP into Holdings LP Interests. Explain to us how you determined this adjustment is consistent with Article 11 of Regulation S-X, as this would appear to be a nonrecurring charge that is not expected to have a continuing impact on your statement of income. Please advise or revise to remove this adjustment from the face of your pro forma statements of operations (pages 62 and 63) as necessary. We do not object to your disclosure and quantification of the impact to your pro forma statements of income within this footnote only.

Response: The Company respectfully advises the Staff that pro forma adjustment (j) (formerly pro forma adjustment (h)) relating to a net reduction in compensation expense has been restated on page 66 of the Registration Statement to include additional detail regarding such adjustment as follows:

Reflects an adjustment to record a net reduction to compensation expense resulting from the recapitalization of membership interests in Fifth Street Management and FSCO GP into Holdings LP Interests. Such adjustment consists of: (i) the reversal of amortization charges related to previous equity awards in the amounts of $1.5 million and $0.9 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, and (ii) the new amortization charges related to the Holdings LP Interests in the amounts of $1.0 million and $0.5 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively.

The Company advises the Staff that it believes that this pro forma adjustment is consistent with Article 11 of Regulation S-X as it adjusts compensation expense for items that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable.

In addition, the Company has noted in pro forma adjustment (j) that this adjustment represents a reduction to compensation expense due to the acceleration of vesting provisions for a Principal’s previous equity award in Fifth Street Management. As such, there is no recurring amortization of this Principal’s new Holdings LP Interests in the pro forma financial statements as this non-recurring adjustment was reflected in pro forma adjustment (a).

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(2)	Offering Adjustments, page 64

7.	Refer to the footnote to pro forma adjustment (j) on page 65. We note that your Pro Forma Statements of Income was adjusted to reflect the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 86.0% Holdings LP Interests to be held directly by the Holdings Limited Partners. Similar to the revisions made to your Pro Forma Statements of Income, it appears that your Pro Forma Statement of Financial Condition on page 59 should also be adjusted to reflect this reclassification. Please revise your disclosure accordingly or explain to us why such revisions are not necessary.

Response: As stated in the introduction to the pro forma financial statements on pages 58 and 59 of the Registration Statement, the transactions described in the bullet points therein are assumed to occur on June 30, 2014 with respect to the Unaudited Pro Forma Condensed Combined Statement of Financial Position. After giving effect to all pro forma reorganization and other adjustments to the balance sheet, including the accrual of the Second Quarter Distributions, members’ equity is zero, and therefore, there is no non-controlling interest in Fifth Street Asset Management. The pro forma adjustment referred to by the Staff as pro forma adjustment (j) is now pro forma adjustment (k) on page 66 of the Registration Statement. The Company supplementally advises the Staff that in future reporting periods, non-controlling interests in Fifth Street Asset Management will be increased for the amortization of the unvested 86% Holdings LP Interest held by the Holdings Limited Partners ratably over the eight year vesting period.

8.	We noted pro forma adjustments (l), as presented in Annex A in your supplemental response to us dated September 24, 2014, on page 66. Please address the following:

•	In determining the weighted-average number of shares to be use in your pro forma EPS, as adjusted calculation, please revise your disclosure to show how you calculated the restricted stock units for the periods ended June 30, 2014 and December 31, 2013.

•	Tell us if the restricted stock units are considered participating securities as defined at ASC 260-10-45-61A. If so, revise your disclosures to present earnings per share under the two-class method by allocating the undistributed earnings of these instruments in your computation of earnings per share. Otherwise, explain to us why you believe this guidance is not applicable. Refer to ASC 260-10-45-68B.

•	Please revise to explain how you determined the Class A common stock outstanding upon completion of the reorganization (i.e. 50,000,000 shares), which was used when calculating pro forma EPS for the respective periods.

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•	In your response, tell us how you considered Sab Topic 1.B.3 in your calculation of EPS for the periods presented.

Response: The Company has revised the disclosures included in pro forma adjustment (n) (previously adjustment (l)) on page 69 of the Registration Statement to demonstrate how the weighted-average number of shares used for the restricted stock units was calculated for the periods ended June 30, 2014 and December 31, 2013.

As stated in ASC 260-10-45-61A, “Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A.” Although the provisions of the Company’s restricted stock units include the accrual of dividends during the vesting period, such dividends are forfeited if the awards do not vest. Accordingly, the restricted stock units are not considered participating securities which would require the Company to present earnings per share under the two-class method.

The Company has revised the presentation of the pro forma financial statements to include an additional column, “Other Adjustments.” Based on other revisions to the pro forma financial statements and this change in presentation, the Company believes that its disclosures with respect to the calculation of EPS shown in adjustment (n) to be complete and accurate. Specifically, the Company’s change in its calculation of EPS also results from the revised presentation; pro forma EPS is now being shown for Fifth Street Asset Management, whereas it was previously being shown for Fifth Street Holdings.

The Company believes the requirements of SAB Topic 1.B.3 do not apply to the calculation of EPS as any distributions paid to the members related to pre-IPO earnings will not be paid from the proceeds of this offering. Accordingly, we do not believe it to be appropriate to include pro forma per share data as no shares are being sold whose proceeds will be used to pay these distributions. Further, such distributions will not exceed the amount of pre-IPO earnings and therefore the earnings will not be withdrawn in excess of any pre-IPO capital. The Company also refers the Staff to its response to Comment #1 with respect to the applicability of SAB Topic 1.B.3 to distributions to previous members of Fifth Street Management.

Combined Financial Statements of Fifth Street Management Group for the period ended December 31, 2013

Combined Statements of Income, page F-7

9.	We note that you intend to present pro forma EPS data for the periods ending December 31, 2013 and June 30, 2014 on the face of your Combined Statements of Income on pages F-7 and F-29, respectively. However, your presentation should also include a pro forma tax adjustment for the respective periods. Please revise your disclosure accordingly.

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Response: The Company has revised pro forma EPS data for the periods ending December 31, 2013 and June 30, 2014 to include a pro forma tax adjustment on pages F-7 and F-29, respectively, of the Registration Statement.

10.	We note that the pro forma data presented makes a reference to footnote 12 and the pro forma data presented on your Combined Statements of Financial Condition (F-28) and Combined Statement of Income (F-29) for the six months ended June 30, 2014 makes reference to footnote 13. However, we were unable to locate footnote 12 and footnote 13 within the Notes to the Combined Financial Statements for the respective periods. Please revise as necessary.

Response: Footnote 12, on page F-27 of the Registration Statement, and footnote 13, on page F-54 of the Registration Statement, have been added to the Notes to the Combined Financial Statements for the periods ended December 31, 2013 and June 30, 2014, respectively.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	Leonard M. Tannenbaum, Fifth Street Asset Management Inc.
Bernard D. Berman, Fifth Street Asset Management Inc.
Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

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ANNEX A

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October [•  ], 2014.

PRELIMINARY PROSPECTUS

8,000,000 Shares

Fifth Street Asset Management Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Fifth Street Asset Management Inc. All of the shares of Class A common stock included in this offering are being sold by Fifth Street Asset Management Inc.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $24.00 and $26.00. We have applied to list the Class A common stock on the NASDAQ Global Select Market under the symbol “FSAM.”

We intend to use the net proceeds of this offering to purchase limited partnership interests of Fifth Street Holdings L.P. from its limited partners and we will not retain any of these proceeds. Following this offering and our purchase of limited partnership interests of Fifth Street Holdings L.P., we will own 16.0% of the limited partnership interests of Fifth Street Holdings L.P.

We were organized to be a holding company for Fifth Street Holdings L.P. in anticipation of this offering. As a holding company, we will conduct all of our operations through Fifth Street Management LLC and FSCO GP LLC, subsidiaries of Fifth Street Holdings L.P. Fifth Street Management LLC and FSCO GP LLC will conduct all of our business activities, including the provision of our advisory and management services.

Immediately prior to the consummation of this offering, we will issue 40,908,816 shares of our Class B common stock, each share of which initially entitles the holder to five votes per share, to certain partners of Fifth Street Holdings L.P. These Class B stockholders will hold 96.2% of the combined voting power of our common stock immediately after this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with governance and certain reduced public company reporting requirements for future filings.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” on page 20 of this prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Fifth Street Asset Management Inc.	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 8,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from us at the initial public offering price less the underwriting discount. If the underwriters exercise this option in full, the total underwriting discount will be $     and our total proceeds, before expenses, will be $    .

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on           , 2014.

Morgan Stanley

         J.P. Morgan

            Goldman, Sachs & Co.

                          RBC Capital Markets

Credit Suisse

SMBC Nikko

Barclays	Deutsche Bank Securities	UBS Investment Bank

Prospectus dated         , 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014:

•	on an actual basis; and
•	on a pro forma basis after giving effect to:
(i)	the reorganization transactions;
(ii)	other adjustments that occur immediately prior to the offering;
(iii)	the offering adjustments, including the sale of 8,000,000 shares of Class A common stock by us in this offering based on an assumed initial public offering price of $25.00 per share (the mid-point of the price range set forth on the cover page of this prospectus).

You should read the following table in conjunction with our combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus.

	As of June 30, 2014
	Fifth Street Management Group Combined Actual	Reorganization Adjustments(3)(6)	Fifth Street Holdings L.P. Pro Forma	Other Adjustments(4)(6)		Fifth Street Asset Management Inc. Pro Forma	Offering Adjustments(5)(6)	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
	(dollars in thousands)
Cash and cash equivalents	$390	$—	$390		$—	$390	$—	$390
Cash and cash equivalents of Combined Funds	$6,996	$—	$6,996	$		$6,996	$—	$6,996
New revolving credit facility(1)(2)	$—	$—	$—		$—	$—	$—	$—
Loan payable	4,000		4,000			4,000		4,000
Notes payable of Combined Funds	82,859		82,859			82,859		82,859
Redeemable non-controlling interests in Combined Fund	34,176		34,176			34,176		34,176
Members’ Stockholders’ Equity:
Non-controlling interests	20,487		20,487		(16,274)	4,213	16,274	20,487
Class A common stock, $0.01 par value per share, 500,000,000 shares authorized, 0 and 8,000,000 shares issued and outstanding on a pro forma and pro forma, as adjusted basis, respectively						—	80	80
Class B common stock, $0.01 par value per share, 50,000,000 shares authorized, 40,908,816 shares issued and outstanding on a pro forma and pro forma, as adjusted basis					409	409		409
Additional paid-in capital	—		—			—	13,687	13,687
Members’ equity	19,157	(35,431)	(16,274)		16,274	—		—
Retained earnings (deficit)	—		—			—		—
Total Members’ Stockholders’ Equity	39,644	(35,431)	4,213		409	4,622	30,041	34,663
Total capitalization	$160,679	$(35,431)	$125,248		$409	$125,657	$30,041	$155,698

(1)	We expect that our subsidiaries will enter into a proposed new revolving credit facility with one or more lenders at or around the time of this offering to, among other uses, seed future investment strategies. However, we cannot assure you that our subsidiaries will enter into this proposed new revolving credit facility at such date, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Other Sources of Liquidity.”
(2)	Prior to the completion of this offering, Fifth Street Management will issue notes payable to the previous members of Fifth Street Management in satisfaction of certain undistributed earnings in an aggregate amount of approximately $15.0 million, subject to finalization in connection with the year-end audits of FSC and FSFR and the completion of the 2014 Fifth Street Management tax return. We intend to use our proposed new revolving credit facility to repay all amounts owed under these notes payable in the fourth quarter of 2014. See “Dividend Policy and Dividends — Distributions to our Existing Owners.”
(3)	The pro forma adjustments in the Reorganization Adjustments column principally give effect to certain transactions in connection with the reorganization described in “Our Structure and Reorganization,” including:
•	the recapitalization of membership interests of Fifth Street Management and FSCO GP into Holdings LP Interests;
•	adjustments to compensation expense associated with modification of vesting requirements in connection with the recapitalization of membership interests; and
•	the recognition of distributions payable to the previous members of Fifth Street Management, which relate to undistributed earnings generated through the ordinary course of business through June 30, 2014.
(4)	The pro forma adjustments in the Other Adjustments column principally give effect to certain transactions occurring immediately prior to the offering including:
•	a reclassification of the fair value of the Holdings’ LP Interests, other than Leonard M. Tannenbaum, or the Founding Principal, from members’ deficit to non-controlling interest;
•	the issuance of Class B common shares to the Principals;
•	the reclassification of net income attributable to non-controlling interests of Fifth Street Holdings to non-controlling interests in Fifth Street Asset Management of 84.0% Holdings LP Interests; and
•	the impact of federal, state and local income taxes on the income allocated to us.
(5)	The pro forma adjustments in the Offering Adjustments column principally give effect to certain transactions in connection with the offering transactions described in “Our Structure and Reorganization,” including:
•	the issuance of 8,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $25.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.0 million, resulting in net proceeds of $188.0 million before estimated offering expenses of $3.0 million payable by us;
•	the use of the net proceeds from this offering of $188.0 million to purchase $171.7 million Holdings LP Interests from the Founding Principal and $16.3 million Holdings LP Interests from the other limited partners of Holdings; and
•	the associated impacts of the tax receivable agreement as described in “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” resulting in an increase of $111.8 million in deferred tax assets, $95.0 million in liability to the TRA Recipients and $16.8 million in additional paid-in capital.
(6)	Footnotes (3), (4) and (5) should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information,” included elsewhere in this prospectus.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity excluding intangible assets, if any.

Our pro forma net tangible book value per share as of June 30, 2014 was approximately $4.6 million, or approximately $0.09 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization and assuming that all holders of Holdings LP Interests of Fifth Street Holdings, other than us, immediately after the consummation of the reorganization have exchanged all of their Holdings LP Interests. We believe that the resulting pro forma net tangible book value of $0.09 per share of Class A common stock does not appropriately reflect the dilutive effects of the offering because it includes net assets attributable to non-controlling interests in a Combined Fund.

Because we are required to consolidate the results of certain funds that we manage, the assets and liabilities of the Combined Funds are presented within our combined statements of financial condition. The net assets reported as non-controlling interests in a Combined Fund amount to approximately $20.5 million as of June 30, 2014. The Class A common stockholders have no rights to the net assets of the Combined Fund and the Combined Fund and its creditors have no recourse against the Class A common stockholders. The net assets of the Combined Fund increases our net tangible book value per Class A common share by $0.41. We believe that the dilutive effect of this offering is more accurately reflected by eliminating the net assets reported as non-controlling interests in the Combined Fund when presenting the net tangible book value per share of Class A common stock. The following table illustrates the substantial and immediate dilution per share of Class A common stock to a purchaser in this offering after removing the effect that the Combined Fund has on the pro forma net tangible book value per share of our Class A common stock, assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$25.00
Pro forma net tangible book value per share as of June 30, 2014	$0.09
Less: Pro forma net tangible book value per share attributable to non-controlling interests in Combined Fund at June 30, 2014	(0.41)
Increase in pro forma net tangible book value per share attributable to new investors	0.60
Pro forma net tangible book value per share as of June 30, 2014, net of non-controlling interests in Combined Fund		0.28
Dilution in pro forma net tangible book value per share to new investors		$24.72

The following table sets forth, on the same pro forma basis, as of June 30, 2014, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming that all of the existing limited partners of Fifth Street Holdings, other than us, exchanged their Holdings LP Interests, calculated at an assumed initial public offering price of $25.00 per share (the mid-point of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	42,000,000	84.0%	$—	0.0%	$0.00
New Investors	8,000,000	16.0	200,000,000	100.0	25.00
Total	50,000,000	100.0%	$200,000,000	100.0%	$4.00

The table above does not give effect to shares of our Class A common stock that may be issued upon the conversion of restricted stock units, the exercise of options or stock appreciation rights that we expect to grant under our incentive compensation plans after the time of this offering. To the extent shares of our Class A common stock are issued upon exercise or conversion, there will be further dilution to new investors.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

•	the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 81.6% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and
•	the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 18.4% of the total pro forma shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.28 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $25.00 per share of Class A common stock (the mid-point of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $8.0 million, assuming the number of shares offered by us stays the same.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information present the condensed combined results of operations and financial condition of Fifth Street Asset Management, assuming that all of the transactions described in the bullet points below had been completed as of January 1, 2013 with respect to the unaudited condensed combined pro forma statement of income information for the year ended December 31, 2013, and with respect to the unaudited condensed combined pro forma statement of income information for the six months ended June 30, 2014, and as of June 30, 2014 with respect to the unaudited condensed combined pro forma statement of financial condition as of June 30, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of the Fifth Street Management Group, which is the accounting predecessor. The adjustments are described in the notes to the unaudited condensed combined pro forma statement of financial condition and the unaudited condensed combined pro forma statements of income. All amounts shown herein are in thousands except share and per share amounts, unless otherwise noted.

The pro forma adjustments in the Reorganization Adjustments column principally give effect to certain transactions in connection with the reorganization described in “Our Structure and Reorganization,” including:

•	the recapitalization of membership interests of Fifth Street Management into Holdings LP Interests;
•	adjustments to compensation expense associated with modification of vesting requirements in connection with the recapitalization of membership interests; and
•	the recognition of distributions payable to the previous members of Fifth Street Management, which relate to undistributed earnings generated through the ordinary course of business through June 30, 2014.

The pro forma adjustments in the Other Adjustments column principally give effect to certain transactions occurring immediately prior to the offering including:

•	a reclassification of the fair value of the Holdings’ LP Interests, other than the Founding Principal, from members’ deficit to non-controlling interest;
•	a capital contribution and compensation expense recognized upon the settlement by the Founding Principal of previously vested equity awards granted to a Principal and two former members in the amount of $5.1 million which have no net impact on members’ equity;
•	a capital contribution and compensation expense recognized upon the one-time payment by the Founding Principal to settle certain employees’ interests in Part I fees in the amount of $2.0 million that will be eliminated;
•	the issuance of shares of Class B common stock to the Principals;
•	the reclassification of net income attributable to non-controlling interests of Fifth Street Holdings to non-controlling interests in Fifth Street Asset Management of 84.0% Holdings LP Interests; and
•	the impact of federal, state and local income taxes on the income allocated to us.

The pro forma adjustments in the Offering Adjustments column principally give effect to certain transactions in connection with the offering transactions described in “Our Structure and Reorganization,” including:

•	the issuance of 8,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $25.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.0 million, resulting in net proceeds of $188.0 million before estimated offering expenses of $3.0 million payable by us;
•	the use of the net proceeds from this offering of $188.0 million to purchase $171.7 million Holdings LP Interests from the Founding Principal and $16.3 million Holdings LP Interests from the other Holdings Limited Partners;

•	an adjustment to reflect compensation expense associated with the granting of: (i) 1,087,255 restricted stock units to be settled in Class A common shares, (ii) options to acquire 5,357,000 Class A common shares, and (iii) stock appreciation rights for 92,500 shares of Class A common stock to be settled in cash, which we expect will be granted to our executive officers, professionals and directors at the time of this offering; and
•	the associated impacts of the tax receivable agreement as described in “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” resulting in an increase of $111.8 million in deferred tax assets, $95.0 million in liability to the TRA Recipients and $16.8 million in additional paid-in capital.

As described in greater detail under “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” we will enter into a tax receivable agreement with the TRA Recipients that will provide for the payment by us to the TRA Recipients of 85% of the amount of cash tax savings, if any, in U.S. federal, state, local and foreign income tax we actually realize (or, under certain circumstances, are deemed to realize) as a result of increases in tax basis and certain other tax benefits related to the purchase of Holdings LP Interests concurrent with this offering and any subsequent exchanges of Holdings LP Interests for our Class A common stock, including tax benefits attributable to payments under the tax receivable agreement. The anticipated payments under the tax receivable agreement that are related to the purchase of Holdings LP Interests pursuant to the initial public offering have been reflected in the pro forma adjustments.

We will record an increase to the deferred tax assets for the estimated income tax effects of the increase in tax basis of the assets owned by Fifth Street Holdings, based on enacted federal and state tax rates at the date of the sale of Holdings LP Interests pursuant to the initial public offering. To the extent that it is determined that it is more likely than not that we will not realize the full benefit of the deferred tax asset, we will reduce the deferred tax asset with a valuation allowance.

We will record 85% of the estimated realizable benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to liability to the TRA Recipients under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to partners’ capital.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, SEC reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma condensed combined financial information should be read together with “Our Structure and Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Fifth Street Asset Management that would have occurred had the transactions described above occurred on the dates indicated or had we operated as a public entity during the periods presented or for any future period or date. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of our future or actual results of operations or financial condition had the reorganization transactions described under “Our Structure and Reorganization” and the other transactions described above occurred on the dates assumed. The unaudited pro forma condensed combined financial information also does not project our results of operations or financial position for any future period or date.

Unaudited Condensed Combined Pro Forma Statement of Financial Condition
As of June 30, 2014
(in thousands)

	Fifth Street Management Group Combined Historical	Reorganization Adjustments(1)		Fifth Street Holdings L.P. Pro Forma	Other Adjustments(2)		Fifth Street Asset Management Inc. Pro Forma	Offering Adjustments(3)		Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
ASSETS
Cash and cash equivalents	$390			$390			$390	$188,000	(g)	$390
								(188,000	)(h)
Management fees receivable	22,560			22,560			22,560			22,560
Prepaid expenses	542			542			542			542
Due from affiliates	1,377			1,377			1,377			1,377
Fixed assets, net	8,380			8,380			8,380			8,380
Other assets	3,656			3,656			3,656	(1,117	)(g)	2,539
Deferred tax asset	—			—			—	111,784	(i)	111,784
Assets of Combined Funds:
Cash and cash equivalents	6,996			6,996			6,996			6,996
Investments, at fair value	159,855			159,855			159,855			159,855
Interest receivable	208			208			208			208
Unsettled trades receivable	26,071			26,071			26,071			26,071
Deferred financing costs	1,029			1,029			1,029			1,029
TOTAL ASSETS	$231,064	$—		$231,064	$—		$231,064	$110,667		$341,731
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY
LIABILITIES:
Accounts payable and accrued expenses	$4,291			$4,291			$4,291	$1,883	(g)	$6,174
Accrued compensation and benefits	5,364			5,364			5,364			5,364
Due to former member	3,430			3,430			3,430			3,430
Due to members	—	$16,274	(a)	16,274			16,274	(16,274	)(h)	95,017
								95,017	(i)
Distribution payable	—	19,157	(b)	19,157	$(409	)(f)	18,748			18,748
Loan payable	4,000			4,000			4,000			4,000
Due to affiliates	143			143			143			143
Deferred rent liability	2,918			2,918			2,918			2,918
Liabilities of Combined Funds:
Accounts payable and accrued expenses	44			44			44			44
Securities sold short at fair value	1,602			1,602			1,602			1,602
Unsettled trades payable	51,736			51,736			51,736			51,736
Interest payable	857			857			857			857
Notes payable	82,859			82,859			82,859			82,859
TOTAL LIABILITIES	157,244	35,431		192,675	(409)		192,266	80,626		272,892
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NON-CONTROLLING INTERESTS	34,176			34,176			34,176			34,176
NON-CONTROLLING INTERESTS	20,487			20,487	(16,274	)(c)	4,213	16,274	(g)	20,487
MEMBERS'/STOCKHOLDERS' EQUITY:
Class A common stock	—			—			—	80	(g)	80
Class B common stock	—			—	409	(f)	409			409
Additional paid-in capital	—			—			—	171,646	(g)	13,687
								(3,000	)(g)
								(171,726	)(h)
								16,767	(i)
Members' equity	19,157	(16,274	)(a)	(16,274)	16,274	(c)	—			—
		(19,157	)(b)		—	(d)
					—	(e)
Retained earnings	—			—	—		—			—
TOTAL MEMBERS'/STOCKHOLDERS' EQUITY	39,644	(35,431)		4,213	409		4,622	30,041		34,663
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS'/STOCKHOLDERS’ EQUITY	$231,064	$—		$231,064	$—		$231,064	$110,667		$341,731

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

On June 27, 2014, the Principals formed Fifth Street Holdings as a Delaware limited partnership and, prior to the transactions described below, were the general partners and limited partners of Fifth Street Holdings. Fifth Street Holdings has a single class of limited partnership interests, the Holdings LP Interests. Immediately prior to this offering:

•	The Principals will contribute the general partnership interests of Fifth Street Holdings to us in exchange for 100% of our shares of our Class B common stock;
•	The members of Fifth Street Management will contribute 100% of the membership interests of Fifth Street Management to Fifth Street Holdings in exchange for Holdings LP Interests; and
•	The members of FSCO GP will contribute 100% of the membership interests of FSCO GP to Fifth Street Holdings in exchange for Holdings LP Interests.

In connection with our reorganization, we will enter into an exchange agreement with the Holdings Limited Partners that will grant each Holdings Limited Partner and certain permitted transferees the right, beginning two years after the closing of this offering and subject to vesting and minimum retained ownership requirements, on a quarterly basis, to exchange such person’s Holdings LP Interests for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. As a result, each Holdings Limited Partner will, over time, have the ability to convert his or her illiquid ownership interests in Fifth Street Holdings into Class A common stock that can more readily be sold in the public markets. See “Certain Relationships and Related-Party Transactions — Exchange Agreement.”

As a result of the reorganization transactions described above and this offering:

•	the Principals will initially hold 40,908,816 shares of our Class B common stock and 40,908,816 Holdings LP Interests, the Holdings Limited Partners, including the Principals, will initially hold 42,000,000 Holdings LP Interests and we will hold 8,000,000 Holdings LP Interests;
•	through their holdings of our Class B common stock, the Principals will, in the aggregate, have approximately 96.2% of the voting power of our common stock;

For more detailed information regarding our reorganization, please see “Our Structure and Reorganization.” The following adjustments reflect the above transactions:

(1)	Reorganization Adjustments
(a)	Reflects the recapitalization of membership interests in Fifth Street Management and FSCO GP into Holdings LP Interests. Such adjustments give effect to accounting guidance which states that an employee begins to bear the risks and rewards of stock ownership when, for example, an employee receives unrestricted shares upon exercise of an option or vests in a restricted stock award for a reasonable period of time (e.g. at least six months). The awards of Holdings’ Limited Partners, other than the Founding Principal who is fully vested, will become vested upon the recapitalization and sold back to the Company immediately after the recapitalization. Since the six month holding period has not been met, the awards will be reclassified as liabilities, and equity-to-liability modification accounting will be applied. As such the following adjustments have been made:
•	recognition of compensation expense in the amount of $8.2 million with a corresponding credit to members’ equity, which had no net impact on members’ equity, representing the unamortized balance of the grant-date fair value of outstanding awards to the extent the vesting conditions have been accelerated, which is expected to be 100% for one of the Principals and 16% for the other Holdings Limited Partners;

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

•	recognition of a liability in the amount of $16.3 million representing the fair value of the interests that will be repurchased (at the assumed offering price), with additional compensation expense representing the value of the liability in excess of previously recognized compensation expense; and
•	reclassification to compensation expense (from equity) of previous distributions relating to the repurchased interests.
(b)	Reflects the recognition of distributions payable of $19.2 million to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014. As of the date of this Registration Statement, approximately $14.0 million of this amount has been paid, and upon an initial public offering, we will issue notes payable in satisfaction of the remaining $5.2 million of undistributed earnings.

We expect that there will be future distributions of undistributed earnings generated through the ordinary course of business subsequent to June 30, 2014 through the date of this offering of approximately $10.0 million which will also be satisfied through the issuance of notes payable. These amounts are subject to finalization in connection with our year-end audit and the year-end audits of FSC and FSFR, as well as the completion of the associated tax returns. We intend to use our proposed new revolving credit facility to repay all amounts owed under these notes payable in the fourth quarter of 2014 and first quarter of 2015.

(2)	Other Adjustments
(c)	Represents the reclassification of the $16.3 million in fair value of the Holdings LP Interests, other than the Founding Principal, from members’ deficit to non-controlling interest as a result of the equity-to-liability modification accounting discussed in adjustment (a).

As described in “Our Structure and Reorganization,” Fifth Street Asset Management Inc. will become the sole general partner of Fifth Street Holdings. Immediately following this offering, we will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non- controlling interests in Fifth Street Holdings of the 84.0% Holdings LP Interests to be held directly by the Holdings Limited Partners following our reorganization.

(d)	Reflects the net effect of a capital contribution and compensation expense recognized upon the settlement by the Founding Principal of previously vested equity awards granted to a Principal and two former members in the amount of $5.1 million which have no net impact on members’ equity.
(e)	Reflects the net effect of a capital contribution and compensation expense recognized upon the one-time payment by the Founding Principal to settle certain employees’ interests in Part I fees in the amount of $2.0 million held in Fifth Street Management upon the effectiveness of the registration statement of which this prospectus forms a part.
(f)	Represents the issuance to the Principals of 40,908,816 shares of our Class B common stock with a par value of $0.01 per share.
(3)	Offering Adjustments

In this offering, we will offer shares of Class A common stock representing 100% of our issued and outstanding Class A common stock. We will use the net proceeds of this offering to purchase a portion of the Holdings LP Interests from the Holdings Limited Partners. Following this offering and our purchase of Holdings LP Interests, we will own 16.0% of the Holdings LP Interests. We will become the sole general partner of Fifth Street Holdings, which will be the sole member of both Fifth Street Management and FSCO GP, the entities through which we operate our business. We will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole control over its management (subject to certain limited exceptions with respect to certain fundamental matters). Accordingly, we will consolidate the financial results

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

of Fifth Street Holdings, Fifth Street Management and FSCO GP, and will record a non-controlling interest on our statement of financial condition for the economic interest in Holdings held by the other existing members, which initially will be the Holdings Limited Partners. Our acquisition of membership interests in Fifth Street Management and FSCO GP will be treated as a reorganization of entities under common control. Accordingly, the pro forma adjusted assets and liabilities assumed by us through this offering will be reported at Fifth Street Management’s and FSCO GP’s historical cost basis:

(g)	Reflects the issuance of 8,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $25.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.0 million, resulting in net proceeds of $188.0 million before estimated offering expenses of $3.0 million payable by us. Of the total net proceeds, $171.7 million are allocable to the Founding Principal and the remaining $16.3 million to the other Holdings’ limited partners.
(h)	Reflects the use of the net proceeds from this offering of $188.0 million to purchase $171.7 million of Holdings LP Interests from the Founding Principal and $16.3 million of Holdings LP Interests from the other Holdings’ Limited Partners;
(i)	Reflects the impact of the tax receivable agreement, as described in “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” which results in an increase of $111.8 million in deferred tax assets, $95.0 million in liability to the TRA Recipients and $16.8 million in additional paid-in capital. The amounts recorded for both the deferred tax asset and the liability for our obligations under the tax receivable agreement have been estimated and reflect that payments under the tax receivable agreement will further increase the tax benefits and the estimated payments under the tax receivable agreement. All of the effects of changes in any of our estimates after the date of the purchase will be reflected in net income. The effect of any subsequent changes in tax rates will also be reflected in net income. Any future exchanges of Holdings LP Interests will be accounted for in a similar manner at the time of the exchange.

Unaudited Condensed Combined Pro Forma Statement of Income
For the Year Ended December 31, 2013
(in thousands, except share and per share amounts)

	Fifth Street Management Group Combined Historical	Reorganization Adjustments(1)		Fifth Street Holdings L.P. Pro Forma	Other Adjustments(2)		Fifth Street Asset Management Inc. Pro Forma		Offering Adjustments(3)		Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
REVENUES:
Management fees	$68,417			$68,417			$68,417				$68,417
Other fees	5,205			5,205			5,205				5,205
Total revenues	73,622	$—		73,622	$—		73,622		$—		73,622
EXPENSES:
Compensation and benefits	22,411	(542	)(j)	21,869			21,869		7,728	(m)	29,597
Fund start-up expenses	5,702			5,702			5,702				5,702
General, administrative and other expenses	5,506			5,506			5,506				5,506
Depreciation and amortization	237			237			237				237
Total expenses	33,856	(542)		33,314	—		33,314		7,728		41,042
OTHER INCOME, net	6	—		6	—		6		—		6
INCOME BEFORE TAXES	39,772	542		40,314	—		40,314		(7,728)		32,586
Provision for income taxes	—			—	2,572	(l)	2,572		(493	)(l)	2,079
NET INCOME	39,772	542		40,314	(2,572)		37,742		(7,235)		30,507
Net income attributable to non-controlling interests	—			—	(33,864	)(k)	(33,864)		6,492	(k)	(27,372)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET MANAGEMENT GROUP	$39,772	$542		$40,314	$(36,436)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET ASSET MANAGEMENT							$3,878		$(743)		$3,135
Net income per share of Class A Common Stock:
Basic							$0.48	(n)			$0.39	(n)
Diluted							$0.48	(n)			$0.38	(n)
Weighted average shares of Class A Common Stock Outstanding:
Basic							8,000,000	(n)			8,000,000	(n)
Diluted							8,000,000	(n)			8,162,300	(n)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

Unaudited Condensed Combined Pro Forma Statement of Income
For the Six Months Ended June 30, 2014
(in thousands, except share and per share amounts)

	Fifth Street Management Group Combined Historical	Reorganization Adjustments(1)		Fifth Street Holdings L.P. Pro Forma	Other Adjustments(2)		Fifth Street Asset Management Inc. Pro Forma		Offering Adjustments(3)		Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
REVENUES:
Management fees	$45,053			$45,053			$45,053				$45,053
Other fees	2,018			2,018			2,018				2,018
Total revenues	47,071	$—		47,071	$—		47,071		$—		47,071
EXPENSES:
Compensation and benefits	19,181	(426	)(j)	18,755			18,755		3,864	(m)	22,619
Fund start-up expenses	291			291			291				291
General, administrative and other expenses	4,059			4,059			4,059				4,059
Depreciation and amortization	233			233			233				233
Expenses of Combined Funds	42			42			42				42
Total expenses	23,806	(426)		23,380	—		23,380		3,864		27,244
OTHER INCOME (EXPENSE):
Interest and other income (expense), net	26			26			26				26
Interest and other income of Combined Funds	1,721			1,721			1,721				1,721
Interest expense of Combined Funds	(987)			(987)			(987)				(987)
Net realized gain on investments of Combined Funds	716			716			716				716
Net change in unrealized appreciation on investments of Combined Funds	1,087			1,087			1,087				1,087
Total other income, net	2,563	—		2,563	—		2,563		—		2,563
INCOME BEFORE TAXES	25,828	426		26,254	—		26,254		(3,864)		22,390
Provision for income taxes	—			—	1,530	(l)	1,530		(247	)(l)	1,283
NET INCOME	25,828	426		26,254	(1,530)		24,724		(3,617)		21,107
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264)			(1,264)			(1,264)				(1,264)
Net income attributable to non-controlling interests in Combined Fund	(1,015)			(1,015)			(1,015)				(1,015)
Net income attributable to non-controlling interests	—			—	(20,139	)(k)	(20,139)		3,245	(k)	(16,894)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET MANAGEMENT GROUP	$23,549	$426		$23,975	$(21,669)
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET ASSET MANAGEMENT							$2,306		$(372)		$1,934
Net income per share of Class A Common Stock:
Basic							$0.29	(n)			$0.24	(n)
Diluted							$0.29	(n)			$0.23	(n)
Weighted average shares of Class A Common Stock Outstanding:
Basic							8,000,000	(n)			8,000,000	(n)
Diluted							8,000,000	(n)			8,280,901	(n)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

(1) Reorganization Adjustments

(j)	Reflects an adjustment to record a net reduction to compensation expense resulting from the recapitalization of membership interests in Fifth Street Management and FSCO GP into Holdings LP Interests. Such adjustment consists of: (i) the reversal of amortization charges related to previous equity awards in the amounts of $1.5 million and $0.9 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, and (ii) the new amortization charges related to the Holdings LP Interests in the amounts of $1.0 million and $0.5 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively.

This pro forma adjustment represents a reduction to compensation expense due to the acceleration of vesting provisions for a Principal's previous equity award in Fifth Street Management. As such, there is no recurring amortization of this Principal’s new Holdings LP Interests in the pro forma financial statements as this non-recurring adjustment was reflected in adjustment (a).

(2) Other Adjustments

(k)	As described in “Our Structure and Reorganization,” Fifth Street Asset Management will become the sole general partner of Fifth Street Holdings. Immediately following this offering, we will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 84.0% Holdings LP Interests to be held directly by the Holdings Limited Partners following our reorganization.

Net income attributable to non-controlling interests in Fifth Street Asset Management has been computed as follows:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013
	Fifth Street Asset Management Inc. Pro Forma	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering	Fifth Street Asset Management Inc. Pro Forma	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
Income before taxes	$26,254	$22,390	$40,314	$32,586
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264)	(1,264)	—	—
Net income attributable to non-controlling interests in Combined Funds	(1,015)	(1,015)	—	—
Net income of Fifth Street Asset Management	23,975	20,111	40,314	32,586
Holdings Limited Partners' LP Interests	84.0%	84.0%	84.0%	84.0%
Net income attributable to non-controlling interests in Fifth Street Asset Management	$20,139	$16,894	$33,864	$27,372
(l)	Prior to the offering, substantially all of the earnings of Fifth Street Management passed through directly to the members without being subject to entity level income taxes. This adjustment reflects the impact of federal, state and local income taxes on the income of Fifth Street Asset Management. The effective rate of pro forma income tax is estimated to be approximately 40% and was determined by combining the projected federal, state and local income taxes.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

The provision for corporate income taxes has been computed as follows:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013
	Fifth Street Asset Management Inc. Pro Forma	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering	Fifth Street Asset Management Inc. Pro Forma	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
Income before taxes	$26,254	$22,390	$40,314	$32,586
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264)	(1,264)	—	—
Net income attributable to non-controlling interests in Combined Fund	(1,015)	(1,015)	—	—
Net income attributable to non-controlling interests	(20,139)	(16,894)	(33,864)	(27,372)
Fifth Street Asset Management Inc. Taxable Income	$3,836	$3,217	$6,450	$5,214
Provision for Corporate Income Taxes	$1,530	$1,283	$2,572	$2,079

(3) Offering Adjustments

(m)	Reflects additional compensation expense associated with the granting of: (1) 1,087,255 restricted stock units to be settled in shares of Class A common stock, (2) options to acquire 5,357,000 shares of Class A common stock, and (3) stock appreciation rights for 92,500 shares of Class A common stock to be settled in cash, which we expect will be granted to our executive officers, professionals and directors at the time of this offering. The effects of these items on our unaudited condensed combined pro forma statements of income are as follows:

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Grant of restricted stock units to be settled in Class A common stock(1)	$1,531	$3,062
Grant of options to acquire shares of Class A common stock(2)	2,309	4,618
Grant of stock appreciation rights to be settled in cash(3)	24	48
Total	$3,864	$7,728

(1)	At the time of this offering, we expect to grant restricted stock units to be settled in shares of our Class A common stock with an aggregate value of approximately $23.7 million based on 1,087,255 restricted stock units at a grant date fair value of $21.82 per share (the fair value at the offering date after giving effect to a 12.73% discount for lack of marketability imposed by the post-vesting restriction period) to our executive officers, professionals and outside directors. We used the average of the Chaffe method and Finnerty’s average strike price put option model to estimate the discount. The restricted stock units will not vest for three years and subsequently vest at a rate of one-third per year on the fourth, fifth and sixth anniversary of the grant date. These awards will become salable at a rate of one-quarter (¼) per year, beginning on the sixth, seventh, eighth and ninth anniversary of the grant date. Upon vesting, shares of Class A common stock will be delivered to the participant. The grant date fair value of the restricted shares will be charged to compensation expense as they vest over the applicable service period. The amount of the adjustment has been derived based on a grant date fair value of $21.82 per share,

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

multiplied by the number of restricted shares, expensed over the assumed six-year service period. Additionally, the calculation of the expense assumes a forfeiture rate of 5%. The total compensation expense expected to be recognized in all future periods associated with the restricted stock units, considering assumed forfeitures, is approximately $18.4 million.
(2)	At the time of this offering, we intend to grant options to acquire a total of 5,357,000 shares of our Class A common stock with an aggregate value of approximately $19.7 million to our executive officers and professionals. Since all of the options granted either restrict salability upon vesting or have strike prices in excess of the expected mid-point of the estimated pricing range, the use of standard option pricing models such as Black-Scholes is precluded by ASC 718. As such, we have utilized a Monte Carlo pricing simulation, a statistical pricing technique, to measure the fair value of option awards on the date of grant. The following table provides summary information and significant assumptions for each tranche of options granted in connection with the offering:

Number of options granted	3,351,000	2,006,000
Strike price	$25.00	$27.50
Contractual term	10 years	5 years
Expected dividend yield	4.74%	4.74%
Expected volatility	28.5%	28.5%
Risk-free rate	2.50%	1.76%
Fair value per unit	4.04	3.09

The stock options with a ten year contractual term will not vest for three years and subsequently vest and become exercisable at a rate of one-third on the fourth, fifth and sixth anniversary of the grant date. These awards will become salable at a rate of one-quarter (¼) per year, beginning on the sixth, seventh, eighth and ninth anniversary of the grant date. The grant date fair value of the awards in the amount of $13.5 million will be charged to compensation expense ratably over the six year service period. The stock options with a five year contractual term will vest over two years, with one-half (½) of the award vesting on the first and second anniversary of the grant date. Upon the vesting of these grants, the options are exercisable with no sale restrictions. The grant date fair value of the awards in the amount of $6.2 million will be charged to compensation expense ratably over the two year service period. The fair value measurements of these grants are based on an assumed offering price of $25.00 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the front cover of this prospectus. The total compensation expense expected to be recognized in all future periods associated with the options assuming an estimated forfeiture rate of 5%, is approximately $16.2 million. Actual expense may vary significantly.

(3)	At the time of this offering, we intend to grant to our professionals stock appreciation rights (“SARs”) to be settled in cash with an aggregate value of approximately $0.4 million based on 92,500 shares at an estimated fair value of $4.04 per unit. The SARs terms and conditions are substantially similar to the provisions of the ten year option grants discussed above. Upon vesting, the units will be settled in cash. Because the awards are subject to vesting, no liability will be recorded upon grant and thus no pro forma adjustment is reflected in our unaudited condensed combined pro forma statement of financial condition. The fair value of the SARs will be re-measured each reporting period until settlement and changes in fair value will be charged to compensation expense as the SARs vest over the remaining service period. The amount of the adjustment has been derived based on a grant date fair value using the assumed initial public offering price of $25.00 per share, which represents the expected midpoint of the estimated pricing range, multiplied by the number of unvested shares, expensed over the six year service period. No change to the fair value of the liability is assumed over the periods presented. Additionally, the calculation of the expense assumes a forfeiture rate of 5%. The total compensation expense expected to be recognized in all future periods associated with the stock appreciation rights, considering assumed forfeitures, is approximately $0.3 million.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

Calculation of Net Income per Share of Class A Common Stock

(n)	For purposes of calculating pro forma net income per share of Class A common stock, the weighted-average number of shares of Class A common stock outstanding of Fifth Street Asset Management is calculated as follows:

	Six Months Ended June 30, 2014
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Shares of Class A common stock outstanding	8,000,000	8,000,000	8,000,000	8,000,000
Restricted stock units(1)	—	—	—	280,901
Options to acquire shares of Class A common stock(1)	—	—	—	—
Fifth Street Holdings LP Interests(2)	—	—	—	—
Weighted-average shares of Class A common stock outstanding	8,000,000	8,000,000	8,000,000	8,280,901

	Year Ended December 31, 2013
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Shares of Class A common stock outstanding	8,000,000	8,000,000	8,000,000	8,000,000
Restricted stock units(1)	—	—	—	162,300
Options to acquire shares of Class A common stock(1)	—	—	—	—
Fifth Street Holdings LP Interests(2)	—	—	—	—
Weighted-average shares of Class A common stock outstanding	8,000,000	8,000,000	8,000,000	8,162,300

(1)	We apply the treasury stock method to determine the dilutive weighted-average number of shares of Class A common stock represented by our restricted shares to be settled in shares of our Class A common stock and options to acquire shares of our Class A common stock. Under the treasury stock method, compensation expense attributed to future services and not yet recognized is presumed to be used to acquire outstanding shares of common stock, thus reducing the weighted-average number of shares and the dilutive effect of these awards.

Although the provisions of our restricted stock units include the accrual of dividends during the vesting period, such dividends are forfeited if the awards do not vest. Accordingly, the restricted stock units are not considered participating securities which would require us to present earnings per share under the two-class method. As such, we have computed the dilutive effect of the restricted stock units issuable upon the effectiveness of the offering as follows:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013
Restricted stock units to be settled in shares of Class A common stock		1,087,255		1,087,255
Average unrecognized compensation expense	$18,778,555		$21,743,590	—
Income tax benefit	1,380,285		1,380,285
Total assumed proceeds available to repurchase shares	$20,158,840		$23,123,875
Shares repurchased at assumed offering price of $25.00 per share		806,354		924,955
Dilutive impact of restricted stock units		280,901		162,300

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

(2)	In connection with our reorganization, we will enter into an exchange agreement with the holders of the Holdings LP Interests. Under the exchange agreement, subject to any applicable transfer restrictions and other provisions, such holders may, up to four times each year, from and after the second anniversary of the date of the consummation of this offering (subject to the terms of the exchange agreement), exchange their Holdings LP Interests for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, share distributions and reclassifications, or, at our option, for cash.

We apply the “if-converted” method to the vested Holdings LP Interests to determine the dilutive weighted-average number of shares of our Class A common stock outstanding. Under the “if-converted” method, shares are increased by the additional number of shares of our Class A common stock that would have been outstanding if the securities had been converted at the beginning of each reporting period. We apply the treasury stock method to unvested Holdings LP Interests and the “if-converted” method on the resulting number of additional shares of our Class A common stock to determine the dilutive weighted-average common units represented by unvested Holdings LP Interests.

In computing the dilutive effect that the exchange of Holdings LP Interests would have on net income per share, we considered that net income available to holders of Class A common shares would increase due to the elimination of non-controlling interests in Fifth Street Holdings (including any tax impact). Based on these calculations, the incremental 41,695,408 and 41,650,545 shares of Class A common stock for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, were anti-dilutive, and therefore have been excluded.

Shares of Class B common stock have no impact on our calculation of pro forma net income per share of Class A common stock as holders of our Class B common stock do not participate in our net income or dividends.

Pro forma basic and diluted net income per share of our Class A common stock is calculated as follows:

	Six Months Ended June 30, 2014
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Pro forma net income available to Class A stockholders(1)	$2,306	$2,306	$1,934	$1,934
Weighted-average shares outstanding	8,000,000	8,000,000	8,000,000	8,280,901
Pro forma net income per share of Class A common stock	$0.29	$0.29	$0.24	$0.23

	Year Ended December 31, 2013
	Pro Forma		Pro Forma, as Adjusted
	Basic	Diluted	Basic	Diluted
Pro forma net income available to Class A stockholders(1)	$3,878	$3,878	$3,135	$3,135
Weighted-average shares outstanding	8,000,000	8,000,000	8,000,000	8,162,300
Pro forma net income per share of Class A common stock	$0.48	$0.48	$0.39	$0.38

(1)	In computing the dilutive effect that the exchange of Holdings LP Interests would have on net income per share of Class A common stock, we considered that net income attributable to Fifth Street Asset Management would increase due to the elimination of non-controlling interests in Fifth Street Holdings (including any tax impact).

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

Adjusted Net Income — Pro Forma

Adjusted Net Income is a non-GAAP measure that represents net income excluding (i) one-time compensation-related charges including the amortization of equity-based awards, (ii) non-recurring underwriting costs relating to the initial public offering of FSFR and (iii) non-recurring professional fees incurred in connection with this offering. We believe the exclusion of these items provides investors with a meaningful indication of our core operating performance and Adjusted Net Income is evaluated regularly by our management as a decision tool for deployment of resources. We believe that reporting Adjusted Net Income is helpful in understanding our business and that investors should review the same supplemental non-GAAP financial measures that our management uses to analyze our performance. Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results prepared in accordance with GAAP. The use of Adjusted Net Income without consideration of related GAAP measures is not adequate due to the adjustments described above. This measure supplements and should be considered in addition to and not in lieu of the results of operations discussed below, which are prepared in accordance with GAAP.

The following table is a reconciliation of pro forma, as adjusted net income of Fifth Street Asset Management for the six months ended June 30, 2014 and the year ended December 31, 2013 to pro forma Adjusted Net Income for the comparable period giving pro forma effect to the reorganization and other adjustments and the offering transactions and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2013.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Pro forma, as adjusted net income	$1,934	$3,135
Adjustments:
Compensation-related charges	9,404	8,925
FSFR initial public offering underwriting costs	—	5,700
Professional fees	660	—
Non-controlling interests	16,984	27,372
Adjusted Net Income – Pro Forma	$28,892	$45,132

Report of Independent Registered Public Accounting Firm

To the Members of

Fifth Street Management LLC, FSC, Inc., FSC CT, Inc., FSC Midwest, Inc.
and Fifth Street Capital West, Inc. (collectively “Fifth Street Management Group”)

We have audited the accompanying combined statements of financial condition of Fifth Street Management Group (the “Company”) as of December 31, 2013 and 2012, and the related combined statements of income, changes in members’ equity and cash flows for the years then ended. Fifth Street Management Group’s management is responsible for these combined financial statements. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Fifth Street Management Group as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Roseland, New Jersey
July 22, 2014, except for the last
two paragraphs of Note 1, as to
which the date is September 5, 2014

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Financial Condition

	As of December 31,
	2013	2012
ASSETS
Cash and cash equivalents	$4,015,728	$16,156,777
Management fees receivable (includes Part I Fees of $9,054,422 and $1,229,980 at December 31, 2013 and 2012, respectively)	21,409,763	2,778,254
Prepaid expenses	142,033	121,083
Due from affiliates	3,848,491	691,486
Fixed assets, net	1,436,681	731,791
Other assets	2,652,975	520,218
TOTAL ASSETS	$33,505,671	$20,999,609
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Accounts payable and accrued expenses	$1,198,205	$363,067
Accrued compensation and benefits	538,035	552,464
Due to former member	2,093,437	3,079,431
Loan payable	4,000,000	—
Due to affiliates	2,671,334	2,331,525
Deferred rent liability	1,980,146	196,175
TOTAL LIABILITIES	12,481,157	6,522,662
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	21,024,514	14,476,947
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$33,505,671	$20,999,609

All management fees are earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Income

	For the Years Ended December 31,
	2013	2012
REVENUES:
Management fees (includes Part I Fees of $30,573,056 and $23,393,156 for the years ended December 31, 2013 and 2012, respectively)	$68,417,218	$50,006,748
Other fees	5,204,820	4,636,865
Total revenues	73,622,038	54,643,613
EXPENSES:
Compensation and benefits	22,411,155	17,375,619
Fund start-up expenses	5,701,831	—
General, administrative and other expenses	5,506,680	5,038,967
Depreciation and amortization	236,892	202,834
Total expenses	33,856,558	22,617,420
OTHER INCOME, net	6,342	33,942
NET INCOME	$39,771,822	$32,060,135
PRO FORMA DATA - Note 12 (unaudited):
Pro forma income before taxes	$40,313,822
Pro forma provision for income taxes	2,572,000
Pro forma net income	37,741,822
Pro forma net income attibutable to non-controlling interests	(33,864,000)
Pro forma net income attributable to controlling interests in Fifth Street Asset Management Inc.	$3,877,822
Pro forma net income per share of Class A common stock:
Basic and Diluted	$0.48
Weighted average shares of Class A common stock used to compute pro forma net income per share:
Basic and Diluted	8,000,000

All revenue is earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Changes in Members’ Equity
For the Years Ended December 31, 2013 and 2012

Members’ Equity, December 31, 2011	$10,145,399
Capital contributions	2,065,664
Amortization of equity-based compensation	130,504
Distributions	(29,924,755)
Net income	32,060,135
Members’ Equity, December 31, 2012	14,476,947
Capital contributions	6,147,257
Amortization of equity-based compensation	1,739,360
Distributions	(41,110,872)
Net income	39,771,822
Members’ Equity, December 31, 2013	$21,024,514

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Cash Flows

	For the Years Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,771,822	$32,060,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	236,892	202,834
Amortization of equity-based compensation	1,739,360	130,504
Fair value adjustment – due to former member	(89,057)	(311,723)
Deferred rent	23,971	46,245
Changes in operating assets and liabilities:
Management fees receivable	(18,631,509)	8,209,608
Prepaid expenses	(20,950)	161,500
Due from affiliates	(1,397,005)	758,412
Other assets	(2,132,757)	(4,618)
Accounts payable and accrued expenses	835,138	98,580
Accrued compensation and benefits	(14,429)	(749,153)
Due to former member	(896,937)	(958,242)
Due to affiliates	339,809	941,939
Net cash provided by operating activities	19,764,348	40,586,021
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(941,782)	(198,837)
Net cash used in investing activities	(941,782)	(198,837)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loan payable	4,000,000	—
Capital contributions from members	447,640	2,065,664
Distributions to members	(35,411,255)	(29,924,755)
Net cash used in financing activities	(30,963,615)	(27,859,091)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,141,049)	12,528,093
CASH AND CASH EQUIVALENTS, Beginning of year	16,156,777	3,628,684
CASH AND CASH EQUIVALENTS, End of year	$4,015,728	$16,156,777
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$11,233	$293
Non-cash financing activities:
Non-cash capital contributions from members	$5,699,617	—
Non-cash distributions to members	$(5,699,617)	—

All management fees are earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Fifth Street Management Group (the “Company”) is an alternative asset management firm headquartered in Greenwich, CT that provides asset management services to its investment funds, primarily consisting of Fifth Street Finance Corp. (formed on January 2, 2008) and Fifth Street Senior Floating Rate Corp. (formed on May 22, 2013), both publicly traded business development companies regulated under the Investment Company Act of 1940 (together, the “BDCs”).

The investment advisory business of the Fifth Street Management Group is presently conducted through the following affiliated entities:

•	Fifth Street Management LLC (“FSM”), a limited liability company organized under the laws of the State of Delaware on March 8, 2007 under its original name of FSC Management LLC to provide asset management services. The Company conducts substantially all of its asset management services through FSM, including those provided to the BDCs.
•	FSC CT, Inc. (“FSC CT”), a Connecticut corporation, formed on March 28, 2012 to provide administrative services related primarily to the Company’s activities in Connecticut and effective January 1, 2014 to provide administrative services to the BDCs and FSM.
•	FSC, Inc., a New York corporation, formed on January 3, 2007 to provide administrative services to the BDCs and FSM through December 31, 2013.
•	Fifth Street Capital LLC (“FSC LLC”), a limited liability company organized under the laws of the State of New York on July 14, 2004 for the purpose of providing administrative and investment advisory services to Fifth Street Mezzanine Partners II, L.P. (“Fund II”, an uncombined affiliate) and other entities which may be formed from time to time. FSC LLC is a wholly-owned subsidiary of FSC, Inc.
•	FS Transportation LLC (“FS Transportation”) is a limited liability company organized under the laws of the State of Connecticut on March 2, 2010 and provides transportation services to the Company’s officers and employees. FS Transportation is a wholly-owned subsidiary of FSC, Inc.
•	FSC Midwest, Inc. (“FSC Midwest”), an Illinois corporation, formed on March 28, 2012 to provide administrative services related primarily to the Company’s activities in the midwestern United States.
•	Fifth Street Capital West, Inc. (“FSC West”), a California corporation, formed on December 26, 2006 to provide administrative services related primarily to the Company’s activities in the western United States.

The Company’s primary sources of revenues are management fees, primarily earned from the BDCs, which are based on the amount of the assets under management and quarterly investment performance. Accordingly, for any given period, the Company’s revenues are driven by the combination of assets under management and the investment performance of the funds it manages.

The Company conducts substantially all of its operations through one reportable segment which provides asset management services to its alternative investment vehicles. The Company generates all of its revenues in the United States.

Basis of Presentation

These combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). All significant intercompany transactions and balances have been eliminated in combination.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

1. ORGANIZATION AND BASIS OF PRESENTATION  – (continued)

The Company has not presented earnings per share amounts in the Combined Statements of Income as they would not be meaningful based on the Company’s ownership structure as of the date of these combined financial statements.

The combined financial statements include the accounts of the above affiliated entities, all of which are either wholly or substantially owned and/or under the voting control of the managing member, Leonard M. Tannenbaum (collectively, the “Fifth Street Management Group”). The “members” refer to the managing member, eight other existing equity members and four other existing non-equity members.

Revision of Statement of Cash Flows for the Year Ended December 31, 2013

The Company identified a revision to its previously issued 2013 combined financial statements resulting from the presentation of noncash capital contributions and noncash distributions to members of approximately $5,700,000 within cash flows from financing activities rather than as noncash financing activities. The revision to correct the presentation had no net effect on cash flows from financing activities or cash and cash equivalents.

The Company reviewed this item utilizing SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”) and determined that the impact was immaterial. The accompanying 2013 combined financial statements reflect the correction of this item.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The combined financial statements include the accounts of the Company and entities in which it, directly or indirectly, is determined to have a controlling financial interest under the following set of guidelines:

•	Variable Interest Entities (“VIEs”) — The Company determines whether, if by design, an entity has equity investors who lack the characteristics of a controlling financial interest or does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other parties. If an entity has either of these characteristics, it is considered a VIE and must be consolidated by its primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees), would give it a controlling financial interest. Performance of that analysis requires the exercise of judgment. Certain VIEs qualify for the deferral under ASU 2010-10, Amendments to Statement 167 for Certain Investment Funds, if the following criteria are met:
a)	The entity has all of the attributes of an investment company as defined in the American Institute of Certified Public Accountants Accounting and Auditing Guide, Investment Companies (“Investment Company Guide”), or does not have all the attributes of an investment company but it is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the Investment Company Guide,
b)	The reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and
c)	The entity is not a securitization or asset-backed financing entity or an entity that was formerly considered a qualifying special purpose entity.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Where the VIEs have qualified for the deferral of the current consolidation guidance, the analysis is based on previous consolidation guidance. This guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a variable interest entity and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees), would be expected to absorb a majority of the variability of the entity.

Under both guidelines, the Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion continually. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company and its affiliates or indirectly through employees. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective investment funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate, accordingly.

The Company has not consolidated any entities into the combined financial statements under the VIE model as it does not have an interest in any VIE.

•	Voting Interest Entities (“VOEs”) — For entities that are not VIEs, the Company consolidates those entities in which it has an equity investment of greater than 50% and has control over significant operating, financial and investing decisions of the entity. Additionally, the Company consolidates entities in which the Company is a substantive, controlling general partner and the limited partners have no substantive rights to participate in the ongoing governance and operating activities.

The Company has not consolidated any investment funds it manages into the combined financial statements under the VOE model, as it does not meet the criteria mentioned above.

The determination of whether a fund is a VIE or a VOE is based on the facts and circumstances for each individual fund in accordance with the guidelines described above.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting amounts reported in the combined financial statements and accompanying notes. The most significant of these estimates are related to the valuation of equity-based compensation and estimating amounts due to a former member. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions and conditions.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions.

As of and for the years ended December 31, 2013 and 2012, 100% of revenues and receivables were earned or derived from advisory or administrative services provided to the BDCs, Fund II and affiliated entities.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company is dependent on the managing member for all key decisions and its continued business operations. If for any reason the services of our managing member were to become unavailable, there could be a material adverse effect on the Company’s operations, liquidity and profitability.

Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, management fees receivable, prepaid expenses, due from/to affiliates, accounts payable and accrued expenses and accrued compensation and benefits approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the amount due to a former member was determined using the present value of the expected future payments. The fair value of the loan payable is determined using current applicable rates for similar instruments as of the date of the Statement of Financial Condition and approximates the carrying value of such debt.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company places its cash and cash equivalents with U.S. financial institutions and, at times, amounts may exceed Federally insured limits. The Company monitors the credit standing of these financial institutions.

Fixed Assets

Fixed assets consist of furniture, fixtures and equipment (including automobiles, computer hardware and software) and leasehold improvements, and are recorded at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (three to eight years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is shorter, and ranges from five to 10 years. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major betterments and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Combined Statements of Income. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be fully recovered. No impairments were necessary for the years ended December 31, 2013 and 2012.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the expected lease term. Within the provisions of certain leases, there are free rent periods and escalations in payments over the base lease term. The effects of these items have been reflected in rent expense on a straight-line basis over the expected lease term. Landlord contributions and tenant allowances are included in the straight-line calculations and are being deferred over the lease term and are reflected as a reduction in rent expense.

Revenue Recognition

The Company has two principal sources of revenues: management fees and performance fees. These revenues are derived from the Company’s agreements with the funds it manages, primarily the BDCs. The advisory agreements, on which revenues are based, are renewed on an annual basis by the general partner or the Board of Directors of the respective funds.

Management Fees

Management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value net, investment income, total assets or par value of the investment portfolios managed by the Company. All management fees are earned from affiliated funds of the Company. The

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

contractual terms of management fees vary by fund structure and investment strategy and range from 1.00% to 2.00% for base management fees, which are asset or capital-based.

Management fees also include quarterly incentive fees on the net investment income from the BDCs (“Part I Fees”). Part I Fees are generally equal to 20.0% of the BDCs net investment income, (before Part I Fees and performance fees payable based on capital gains), subject to fixed “hurdle rates” as defined in the respective investment advisory agreement. No fees are recognized until the BDCs net investment income exceeds the respective hurdle rate, with a “catch-up” provision that serves to ensure the Company receives 20% of the BDCs net investment income from the first dollar earned. Such fees are classified as management fees as they are paid quarterly, predictable and recurring in nature, not subject to repayment (or clawback) and cash settled each quarter. Management fees are recognized as revenue in the period advisory services are rendered, subject to the Company’s assessment of collectability.

Performance Fees

Performance fees are earned from the funds managed by the Company based on the performance of the respective funds. The contractual terms of performance fees vary by fund structure and investment strategy and are generally 20.00%.

The Company has elected to adopt Method 2 of ASC 605-20, Revenue Recognition (“ASC 605”) for revenue based on a formula. Under this method, the Company records revenue when it is entitled to performance-based fees, subject to certain hurdles or benchmarks. The performance fees for any period are based upon an assumed liquidation of the fund’s net assets on the reporting date, and distribution of the net proceeds in accordance with the fund’s income allocation provisions. The performance fees may be subject to reversal to the extent that the performance fees recorded exceed the amount due to the general partner or investment manager based on a fund’s cumulative investment returns.

Performance fees related to the BDCs (“Part II Fees”) are calculated and payable in arrears as of the end of each fiscal year of the BDCs and equal 20% of the BDCs realized capital gains, if any, on a cumulative basis since inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. No performance fees were earned during the years ended December 31, 2013 and 2012.

Other Fees

The Company also provides administrative services to the BDCs that are reported within revenues — other fees. These fees are recognized as revenue in the period administrative services are rendered. These fees generally represent the portion of compensation, overhead and other expenses incurred by the Company directly attributable to the funds, but may also be based on a fund’s asset value. The Company selects the vendors, incurs the expenses and is the primary obligor under the related arrangements. The Company is considered the principal under these arrangements and is required to record the expense and related reimbursement revenue on a gross basis. Other fees are recognized in the periods during which the related expenses are incurred and the reimbursements are contractually earned.

Compensation and Benefits

Compensation generally includes salaries, bonuses and equity-based compensation charges. Bonuses are accrued over the service period to which they relate. All payments made to the Company’s managing member since inception and all payments made to equity members since December 1, 2012 (see Note 10) related to their granted or purchased interests are accounted for as distributions on the equity held by such members.

Equity-Based Compensation

Compensation expense related to the issuance of equity-based awards is measured at fair value of the award on the grant date, in excess of any amounts paid for the interest, and is recognized on a straight-line

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

basis over the requisite service period, with a corresponding increase in members’ equity. Equity-based compensation expense is adjusted, as necessary, for actual forfeitures so as to reflect expenses only for the portion of the award that ultimately vests. Equity-based compensation expense is presented within compensation and benefits in the Combined Statements of Income. Cash settled equity-based awards are classified as liabilities and are re-measured at the end of each reporting period using the intrinsic-value method (that is, current settlement value), as permitted for non-public companies under ASC 718.

Part I Fee-Sharing Arrangements

The Company also has fee-sharing arrangements whereby certain employees or members are entitled to a share of Part I Fees. These fees are typically paid to the Company and are then paid to the participant on a quarterly basis. To the extent that the payments to the employees or members are probable and reasonably estimable, the Company accrues these payments as compensation expense.

Reimbursable Expenses

In the normal course of business, the Company pays certain expenses on behalf of the BDCs, primarily for travel and other costs associated with particular portfolio company holdings of the BDCs, for which it is reimbursed. Such expenses are not an obligation of the Company and are recorded as due from affiliates at the time of disbursement (see Note 9).

Fund Start-up Expenses

The Company expenses all costs associated with starting new investment funds. Included in the Statement of Income for the year ended December 31, 2013, is approximately $5,700,000 of expenses associated with the initial public offering of Fifth Street Senior Floating Rate Corp.

Income Taxes

Substantially all of the Company’s earnings flow through to owners of the Company without being subject to entity level income taxes. Accordingly, no provision for income taxes has been recorded in the combined financial statements.

The Company has no unrecognized tax benefits at December 31, 2013 and 2012. The Company’s Federal and state income tax returns prior to fiscal year 2010 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters such as franchise tax liabilities, if applicable, as general, and administrative and other expenses.

Recent Accounting Pronouncements

In June 2013, the FASB issued ASU 2013-08, Financial Services — Investment Companies (“ASU 2013-08”). ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures will also be required upon adoption of ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 are effective for the Company beginning in the first quarter of 2014. The Company is currently evaluating the impact, if any, that these updates will have on its financial condition or results of operations.

In November 2013, the Emerging Issues Task Force of the FASB (the “EITF”) reached a consensus opinion on Issue 12-G, Measuring the Financial Assets and Financial Liabilities of a Consolidated

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Collateralized Financing Entity (“CFE”). This new guidance requires reporting entities to use the more observable of the fair value of the financial assets or the financial liabilities to measure the financial assets and the financial liabilities of a CFE when a CFE is initially consolidated. It permits entities to make an accounting policy election to apply this same measurement approach after initial consolidation or to apply other GAAP to account for the consolidated CFE’s financial assets and financial liabilities. It also prohibits all entities from electing to use the fair value option to measure either the financial assets or financial liabilities of a consolidated CFE that is within the scope of this issue. This guidance is effective for fiscal years beginning after December 15, 2014, and interim periods therein. Early adoption is permitted using a modified retrospective transition approach as described in the pronouncement. The Company is currently evaluating the effect that this guidance will have on its combined financial statements and its ongoing financial reporting.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of this standard on its combined financial statements and its ongoing financial reporting.

3. FAIR VALUE MEASUREMENTS

ASC 820 – Fair Value Measurements and Disclosures – defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Liabilities recorded at fair value in the Company’s Combined Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.
•	Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

3. FAIR VALUE MEASUREMENTS  – (continued)

The following table presents the financial instruments carried at fair value as of December 31, 2013, by caption on the Company’s Combined Statement of Financial Condition for each of the levels of hierarchy established by ASC 820:

Liability	Level 1	Level 2	Level 3	Total
Due to former member	$—	$—	$2,093,437	$2,093,437

The following table presents the financial instruments carried at fair value as of December 31, 2012, by caption on the Company’s Combined Statement of Financial Condition for each of the levels of hierarchy established by ASC 820:

Liability	Level 1	Level 2	Level 3	Total
Due to former member	$—	$—	$3,079,431	$3,079,431

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology.

The following table provides a roll-forward in the changes in fair value from December 31, 2012 through December 31, 2013, for all financial instruments for which the Company determines fair value using unobservable (Level 3) factors:

Fair value at December 31, 2012	$3,079,431
Current year payments	(896,937)
Fair value adjustments	(89,057)
Fair value at December 31, 2013	$2,093,437

The following table provides a roll-forward in the changes in fair value from December 31, 2011 through December 31, 2012, for all financial instruments for which the Company determines fair value using unobservable (Level 3) factors:

Fair value at December 31, 2011	$4,349,396
Current year payments	(958,242)
Fair value adjustments	(311,723)
Fair value at December 31, 2012	$3,079,431

Significant Unobservable Inputs for Level 3 Instruments

The following table provides quantitative information related to the significant unobservable inputs for Level 3 liabilities, which are carried at fair value as of December 31, 2013:

Liability	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Due to former member	$2,093,437	Discounted cash flow approach	Discount rate	10%	10%
			Part I Fee estimated future payments	$2,269,621 - $2,269,621	$2,269,621
Total	$2,093,437

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

3. FAIR VALUE MEASUREMENTS  – (continued)

The following table provides quantitative information related to the significant unobservable inputs for Level 3 liabilities, which are carried at fair value as of December 31, 2012:

Liability	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Due to former member	$3,097,431	Discounted cash flow approach	Discount rate	10%	10%
			Part I Fee estimated future payments	$3,498,772 - $3,498,772	$3,498,772
Total	$3,097,431

Under the discounted cash flow approach the significant unobservable inputs is the Part I Fee estimated future payments. Significant increases or decreases in this input in isolation may result in a significantly higher or lower fair value measurement, respectively. The discount rate is fixed by contract and not subject to change.

Financial Instruments Disclosed, But Not Carried At Fair Value

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried, at fair value as of December 31, 2013 and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Loan payable	$4,000,000	$4,000,000	$—	$—	$4,000,000

At December 31, 2013, the carrying values of the loan payable approximates their fair values and are included in Level 3 of the hierarchy.

4. FIXED ASSETS

Fixed assets consist of the following:

	December 31,
	2013	2012
Furniture, fixtures and equipment	$1,568,550	$1,354,434
Leasehold improvements	111,779	111,779
Construction in progress	698,568	—
	2,378,897	1,466,213
Less: accumulated depreciation and amortization	(942,216)	(734,422)
Fixed assets, net	$1,436,681	$731,791

Construction in progress relates to the Company’s new corporate headquarters located in Greenwich, CT which was completed in July 2014, at which time the Company took possession of the premises. In connection with the related lease, the landlord (a related party — see Note 9) has agreed to contribute up to $1,760,000, which is included in Due from Affiliates as of December 31, 2013, towards the construction, which the Company expects to total $7,000,000 to $8,000,000. The landlord contribution was received in June 2014. Depreciation and amortization expense related to fixed assets for the years ended December 31, 2013 and 2012 was $207,794 and $202,834, respectively.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

5. OTHER ASSETS

Other assets consist of the following:

	December 31,
	2013	2012
Security deposits	$953,375	$424,518
Fractional interest in aircraft(a)	1,540,900	—
Other	158,700	95,700
	$2,652,975	$520,218

(a)	In November 2013, the Company entered into an agreement which entitled it to the use of a corporate aircraft for five years. The amount paid, less the estimated trade-in value, is being amortized on a straight-line basis over the expected five-year term of the agreement. Amortization expense for the year ended December 31, 2013 was $29,098.

6. DUE TO FORMER MEMBER

On November 5, 2010, the Company entered into a separation agreement with a member that provides for (i) the repurchase of the member’s pro rata share of Part I fees based on a formula, as defined in the agreement, over a five year period ending on September 30, 2015, and (ii) upon the closing of a sale transaction of the Company, the allocation by the managing member to the former member of any proceeds from the sale up to a maximum of $6,000,000. Accordingly, the Company recorded a liability for the present value of the expected future payments of the member’s pro rata share of Part I fees as of the date of the agreement and has adjusted this liability to fair value at each reporting date. Included in compensation expense for the years ended December 31, 2013 and 2012 are fair value adjustments related to this liability that reduced compensation expense in the amounts of $89,057 and $311,723, respectively. Amounts due to this former member totaled $2,093,437 and $3,079,431 at December 31, 2013 and 2012, respectively.

In addition, the Company will recognize compensation expense in the amount of approximately $144,000 upon the closing of a sale transaction representing the fair value of vested equity-based awards. Any amounts paid to the former member in excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members’ equity.

7. LOAN PAYABLE

On October 7, 2013, the Company entered into an agreement to borrow $4,000,000 from the Department of Economic and Community Development (the “DECD”) of the State of Connecticut. Proceeds from the loan are being utilized to fund the build-out costs of the Company’s new headquarters in Greenwich, CT. The loan bears interest at a fixed rate of 2.5% per annum and matures on November 21, 2023 and requires interest-only payments through November 1, 2017, at which point monthly payments of principal and interest are required until maturity or such time that the loan is repaid in full. As security for the loan, the Company has granted the State of Connecticut a blanket interest in the Company’s personal property, subject only to prior security interests permitted by the State of Connecticut. For the year ended December 31, 2013, interest expense related to this loan in the amount of $11,233 was included in other income, net in the Combined Statements of Income.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

7. LOAN PAYABLE  – (continued)

Outstanding principal amounts related to this loan maturing over the next five years are as follows:

2014	$—
2015	—
2016	—
2017	51,551
2018	627,050

Under the terms of the agreement, the Company may be eligible for forgiveness of up to $3,000,000 of the principal amount of the loan based on certain job creation milestones within four years of the execution of the loan documents, as mutually agreed to by the Company and the DECD. If the Company is unable to meet these job creation milestones within the allotted timeframe, the DECD may impose a penalty upon the Company in an amount equal to $78,125 per job below the required amount. To date, no penalties have been assessed by the DECD.

In addition, as part of the agreement with the DECD, the Company is eligible to receive up to $500,000 to fund job training programs that are jointly developed based on the Company’s training needs (“DECD Job Training Grant”), as well as up to $500,000 for the installation of a fuel cell, wind or solar powered energy system at the Company’s Connecticut headquarters (“DECD Installation Grant”). During April 2014, the Company applied for and received $29,792 related to the DECD Job Training Grant and $500,000 related to the DECD Installation Grant.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in various locations throughout the United States and maintains its headquarters in Greenwich, CT. On July 22, 2013, the Company entered into a lease agreement with a related party (see Note 9) for office space in Greenwich, CT that expires on September 30, 2024. Other non-cancelable office leases in other locations expire through 2019. The Company’s rental lease agreements are generally subject to escalation provisions on base rental payments, as well as certain costs incurred by the property owner and are recognized on a straight-line basis over the term of the lease agreements.

Future minimum lease payments for operating leases with original or remaining non-cancelable lease terms in excess of one year as of December 31, 2013 are as follows:

For the year ended December 31,
2014	$1,659,227
2015	3,136,019
2016	2,962,101
2017	2,944,195
2018	2,903,370
Thereafter	13,224,827
$26,829,739

Rent expense for the years ended December 31, 2013 and 2012 was $1,093,947 and $956,615, respectively, and is included in general, administrative and other expenses in the Combined Statements of Income.

Guarantee

On August 1, 2013, the Company entered into an agreement whereby FSC, Inc. and FSC CT guaranteed a commercial mortgage loan in the amount of $26,000,000 issued by a financial institution to an entity owned

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

8. COMMITMENTS AND CONTINGENCIES  – (continued)

by the managing member. The loan matures on August 1, 2023 and requires monthly interest payments throughout the term with monthly principal payments beginning on September 2, 2014 through the maturity date. Interest on the loan accrues at a rate of LIBOR plus 1.85% per annum. As of December 31, 2013, $26,000,000 was outstanding on the loan and was payable by this affiliate. As of December 31, 2013, the Company had not provided any funding related to this guarantee and the Company believes the likelihood of any material funding under this guarantee in the future to be remote. The Company’s maximum exposure to loss is limited to the amount of the guarantee.

401(k) Plan

The Company sponsors a 401(k) plan under which all full time employees are eligible to participate after three months of service. Employees may contribute a portion of their eligible compensation subject to certain limits based on Federal tax laws. The Company makes matching contributions based on the amount of each employee’s eligible compensation contributed to the plan, subject to plan and legal limits. Employees begin to vest in the matching contributions after two years of employment and become fully vested in the matching contributions after six years of employment. Included in compensation and benefits in the accompanying Combined Statements of Income for the years ended December 31, 2013 and 2012 are Company matching contributions in the amounts of $268,854 and $166,553, respectively.

Capital Commitments

As of December 31, 2013, the Company does not have any material unfunded capital commitments (see Note 11).

Litigation

From time to time, the Company is involved in litigation and claims incidental to the conduct of the Company’s business. The Company is also subject, from time to time, to reviews, inquiries and investigations by regulatory agencies that have regulatory authority over the Company’s business activities. The Company is currently not subject to any pending judicial, administrative or arbitration proceedings that are expected to have a material impact on the Company’s combined results of operations or financial condition.

9. RELATED PARTY TRANSACTIONS

All of the Company’s revenue is earned from its affiliates, including management fees and other fees.

During the years ended December 31, 2013 and 2012, the Company earned $68,308,323 and $49,520,198, respectively, in management fees relating to services provided to the BDCs. During the year ended December 31, 2013, the Company voluntarily waived the portion of management fees attributable to certain new investments of the BDCs, which resulted in a waiver of $2,321,986. As of December 31, 2013 and 2012, management fees receivable in the amounts of $21,409,763 and $2,778,254, were due entirely from the BDCs, and are presented separately within the Combined Statements of Financial Condition.

During the years ended December 31, 2013 and 2012, the Company earned $108,895 and $486,550, respectively, in management fees relating to services provided to Fund II. As of December 31, 2013 and 2012, there were no management fees receivable from Fund II.

Receivables for reimbursable expenses are included within due from affiliates and totaled $2,060,367 and $690,316 at December 31, 2013 and 2012, respectively.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

9. RELATED PARTY TRANSACTIONS  – (continued)

The Company also has entered into administration agreements with the BDCs under which the Company provides administrative services for the BDCs, including office facilities and equipment, and clerical, bookkeeping and recordkeeping services at such facilities. Under the administration agreement, the Company also performs or oversees the performance of the BDCs’ required administrative services, which includes being responsible for the financial records which the BDCs are required to maintain and preparing reports to the BDCs’ stockholders and reports filed with the Securities and Exchange Commission. In addition, the Company assists each of the BDCs in determining and publishing its net asset value, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to the each of the BDC’s stockholders, and generally overseeing the payment of each of the BDC’s expenses and the performance of administrative and professional services rendered to such BDC by others. For providing these services, facilities and personnel, the BDCs reimburse the Company the allocable portion of overhead and other expenses incurred by the Company in performing its obligations under the administration agreement, including rent and such BDC’s allocable portion of the costs of compensation and related expenses of such BDC’s chief financial officer and chief compliance officer and their staffs. Such reimbursement is at cost with no profit to, or markup by, the Company. Included in Revenues — other fees in the Combined Statements of Income for the years ended December 31, 2013 and 2012 were $5,204,820 and $4,636,865, respectively, related to amounts charged for the above services provided to the BDCs. The Company may also provide, on the BDCs’ behalf, managerial assistance to such BDC’s portfolio companies. Each of the administration agreements may be terminated by either the Company or the BDC without penalty upon 60 days’ written notice to the other party.

On July 22, 2013, the Company entered into a lease agreement for office space for its headquarters in Greenwich, CT. The landlord is an entity controlled by the managing member. The lease agreement requires monthly rental payments at market rates, expires on September 30, 2024 and can be renewed at the request of the Company, for two additional five year periods. Rental payments under this lease of approximately $2,000,000 per year will begin three months from the Company taking possession of the premises, which occurred in July 2014.

The Company’s fractional interest in a corporate aircraft is used primarily for business purposes. Occasionally, certain of the members have used the aircraft for personal use. The Company charges these members for such personal use based on market rates. Such charges were not material for the year ended December 31, 2013.

Included in due to affiliates at December 31, 2013 and 2012 is $2,542,333 and $2,331,525, respectively, related to cash held by the Company in connection with a liability of Fund II, an uncombined affiliate. Also included in due to affiliates at December 31, 2013 is $129,001 related to purchased interests of non-equity members (see Note 10).

In addition to the agreements discussed above, the entities presented in the accompanying combined financial statements may from time to time enter into transactions with each other, as well as other affiliated entities. The Company considers its professionals and non-combined funds to be affiliates.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

9. RELATED PARTY TRANSACTIONS  – (continued)

As of December 31, 2013 and 2012, amounts due to and from affiliates were comprised of the following:

	December 31,
	2013	2012
Management fees receivable:
Base management fees receivable	$12,355,341	$1,548,274
Part I fees receivable	9,054,422	1,229,980
Total	$21,409,763	$2,778,254
Due from affiliates:
Reimbursed expenses due from the BDCs	$2,060,367	$690,016
Due from members for personal use of corporate aircraft	11,359	—
Due from employees	14,672	—
Due from landlord for construction costs	1,760,000	—
Other amounts due from affiliated entities	2,093	1,470
Total	$3,848,491	$691,486
Due to affiliates:
Cash held on behalf of Fund II	$2,542,333	$2,331,525
Due to non-equity members for purchase of interests	129,001	—
Total	$2,671,334	$2,331,525

10. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION

Prior to December 1, 2012, interests in the Company’s Part I Fees that were granted and/or sold to members (other than the managing member) were accounted for as liabilities using the intrinsic-value method as these interests are subject to repurchase in the event of the member’s termination of employment, at a formula-based price (as defined in the then existing operating agreement) determined by the member’s pro rata share of Part I Fees. In addition, the redemption amounts were exclusive of any accumulated undistributed earnings associated with the member’s interests, which were also required to be paid to a former member. Accordingly, payments to these members from January 1, 2012 through December 1, 2012 in the amounts of $2,811,576 were accounted for as compensation expense in the combined Statement of Income for the year ended December 31, 2012.

Effective December 1, 2012, the operating agreement was amended to include a retirement eligibility vesting clause for then existing members (“equity members”). Members admitted after December 1, 2012, are considered non-equity members as their interests do not include the retirement eligibility clause and will be accounted for as liabilities using the intrinsic-value method consistent with the above. The amounts paid by the equity members prior to December 1, 2012 for these interests, totaling $2,065,664, which had been accounted for as a liability, were reclassified to members’ equity with payments subsequent to December 1, 2012 being accounted for as distributions from equity. The fair value of these awards at that date in the amount of $15,187,787, net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility. Included in compensation expense for the years ended December 31, 2013 and 2012 is $1,556,042 and $130,504, respectively, of amortization relating to these equity-classified awards. As of December 31, 2013, unrecognized compensation cost in the amount of $13,491,240 related to these equity-classified awards is expected to be recognized over a period of approximately 13 years.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

10. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

During the years ended December 31, 2013 and 2012 the following transactions were consummated:

•	On January 3, 2012, the managing member sold a portion of his Part I Fee to three employees for $308,910. Such transactions occurred prior to the addition of the retirement eligibility clause and, accordingly, were accounted for as a liability with a corresponding distribution to the managing member. Effective December 1, 2012, these employees became equity members and the amounts paid for their interests were reclassified to members’ equity. Accordingly, distributions in the amount of $144,808 for the period from January 1, 2012 through December 1, 2012 are included in compensation expense.
•	On March 1, 2012, the managing member sold a portion of his Part I Fee to an employee for $374,034. Such transaction occurred prior to the addition of the retirement eligibility clause and, accordingly, was accounted for as a liability with a corresponding distribution to the managing member. Effective December 1, 2012, this employee became an equity member and the amount paid for the interest was reclassified to members’ equity. Accordingly, distributions in the amount of $54,285 for the period from January 1, 2012 through December 1, 2012 are included in compensation expense.
•	On January 1, 2013, the managing member sold a portion of his Part I Fee to an employee for $82,141. Such interest did not include the retirement eligibility clause and was accounted for as a liability as discussed above and the employee is now considered a “non-equity member”. The amount paid by the non-equity member, which is refundable upon termination of employment after completing six years of service, is included in due to affiliates with a corresponding distribution to the managing member. On April 1, 2013, the managing member granted an additional Part I Fee to this same non-equity member. Such interest did not include the retirement eligibility clause and is being accounted for as a liability as discussed above. Accordingly, distributions for the year ended December 31, 2013, in the amount of $52,569 are included in compensation expense.
•	On April 1, 2013, the managing member granted a Part I Fee to an employee. Such interest did not include the retirement eligibility clause and is being accounted for as a liability as discussed above and the employee is considered a non-equity member. Accordingly, distributions for the year ended December 31, 2013, in the amount of $59,959 are included in compensation expense.
•	On April 1, 2013, the managing member granted additional Part I Fees to two equity members. As the interests include the retirement eligibility clause, they have been accounted for as equity awards. The fair value of the awards at that date in the amount of $184,213, net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility. Included in compensation expense for the year ended December 31, 2013 is $11,917 of amortization relating to these equity-classified awards. As of December 31, 2013, unrecognized compensation cost in the amount of $172,296 relating to these equity-classified awards is expected to be recognized over a period of approximately 15.5 years.
•	On July 17, 2013, the Company sold additional Part I Fees to seven equity members for a total of $505,597. As the interests include the retirement eligibility clause, they have been accounted for as equity awards. The fair value of the awards at that date in the amount of $3,964,737, net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility. Included in compensation expense for the year ended December 31, 2013 is $161,401 of amortization relating to these equity-classified awards. As of December 31, 2013, unrecognized compensation cost in the amount of $3,803,336 relating to these equity-classified awards is expected to be recognized over a period of approximately 12 years.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

10. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

•	On July 17, 2013, the Company sold additional Part I Fees to two non-equity members and two employees for a total of $46,860. Such interests did not include the retirement eligibility clause and have been accounted for as liabilities as discussed above. Accordingly, distributions for the year ended December 31, 2013, in the amount of $154,813 are included in compensation expense. The amounts paid, which are refundable upon termination of employment after completing six years of service, is included in due to affiliates.
•	On December 31, 2013, the managing member sold a portion of his Part I Fees to an equity member for $350,000. As the interest includes the retirement eligibility clause, it has been accounted for as an equity award. The amount paid has been accounted for as a capital contribution with a corresponding distribution to the managing member. The fair value of the award at that date, net of cash paid for the award, in the amount of $40,726, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility which is expected to be approximately 12 years.
•	On December 31, 2013, the managing member and another member sold a portion of their Part I Fees to an equity member for $56,800. As the interest includes the retirement eligibility clause, it has been accounted for as an equity award. The amount paid by the equity member has been accounted for as a capital contribution with corresponding distributions to the managing member and the equity member. The fair value of the award at that date in the amount of $735,800, net of cash paid for the award, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility which is expected to be approximately 12 years.

The following table summarizes activity for the years ended December 31, 2013 and 2012 with respect to the Company’s equity classified awards:

Equity Classified Awards
Balance at December 31, 2011	$—
Fair value of granted and purchased interests	17,253,451
Reclassification from liability-based awards	(2,065,664)
Amortization of granted and purchased interests	(130,504)
Balance at December 31, 2012	15,057,283
Fair value of granted and purchased interests	5,925,572
Cash received for purchased interests	(1,000,097)
Amortization of granted and purchased interests	(1,739,360)
Balance at December 31, 2013	$18,243,398

As of December 31, 2013, total unrecognized compensation expense in the amount of $18,243,398 related to the equity-classified awards is expected to be recognized over a period of 12 – 14 years.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

10. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

The following table summarizes activity for the years ended December 31, 2013 and 2012 with respect to the Company’s liability classified awards:

Liability Classified Awards
Balance at December 31, 2011	$1,382,720
Cash received for purchased interests	682,944
Compensation expense	2,729,961
Payment of liabilities	(2,729,961)
Reclassification to equity-based awards	(2,065,664)
Balance at December 31, 2012	—
Cash received for purchased interests	129,001
Compensation expense	123,019
Payment of liabilities	(123,019)
Balance at December 31, 2013	$129,001

Certain member interests are subject to repurchase in the event of the member’s termination of employment, at a formula-based price (as defined) determined by the member’s pro rata share of Part I Fees. In addition, the Company will recognize compensation expense in the amount of approximately $450,000 upon the closing of a sale transaction representing the fair value of vested equity-based awards. Any amounts paid in excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members’ equity.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 22, 2014, the date the combined financial statements were available to be issued and has determined the following events require disclosure through this date:

Reorganization

The Company is in the process of preparing for an initial public offering. Should an offering occur, the Company will reorganize its capital structure and equity interests. As part of the reorganization, the existing members of the Company will exchange their equity interests for limited partner interests in a newly formed entity, Fifth Street Holdings, L.P. which will become the sole owner of the reorganized Fifth Street Management Group. Upon completion of the offering, substantially all of the proceeds will be used to purchase an interest in Fifth Street Holdings, L.P. from its limited partners and the Company will be subject to corporate-level income taxes.

Fifth Street Credit Opportunities Fund, L.P.

On January 6, 2014, the Company formed Fifth Street Credit Opportunities Fund, L.P. (“FSCOF”), a long/short hedge fund targeting uncorrelated returns by primarily focusing on yield-oriented corporate credit assets and equities, including leveraged loans and BDCs. The general partner of FSCOF is an entity controlled by the managing member and FSM serves as the investment adviser for FSCOF. As of such date, FSCOF will be included in the combined financial statements of the Fifth Street Management Group.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For The Years Ended December 31, 2013 and 2012

11. SUBSEQUENT EVENTS  – (continued)

Fifth Street Senior Loan Fund I Operating Entity, LLC

On February 7, 2014, the Company formed Fifth Street Senior Loan Fund I Operating Entity, LLC (“SLF I”) with an unrelated third party and committed approximately $4,000,000 of capital to the venture, of which $2,200,000 has been funded to date. SLF I will primarily invest in senior secured loans to middle market companies. FSM serves as the investment adviser for SLF I. As of such date SLF I will be included in the combined financial statements of the Fifth Street Management Group.

Departure of Member

On May 17, 2014, an equity member separated from the Company. In connection with this separation, the Company purchased this member’s interest for approximately $1,700,000. As a result of this transaction, the Company recognized compensation expense in the amount of approximately $2,600,000 representing severance payments and the reclassification of amounts previously recorded as distributions since December 1, 2012 as the award was forfeited prior to vesting. In addition, the Company recognized compensation expense in the amount of approximately $2,300,000 in connection with the reallocation to the managing member of the former members forfeited interest. Such amount represents the fair value of the interest in the amount of approximately $4,000,000, as determined by an independent third party appraisal, net of the cash paid of approximately $1,700,000.

12. PRO FORMA DATA (unaudited)

The pro forma statement of income data for the year ended December 31, 2013 has been presented to give effect to the reorganization transaction mentioned above. The following is a summary of such adjustments:

•	A net reduction to compensation expense resulting from the recapitalization of membership interests in Fifth Street Management and FSCO GP into Fifth Street Holdings LP Interests. Such adjustment consists of: (i) the reversal of amortization charges related to previous equity awards in the amount of $1.5 million for the year ended December 31, 2013 and (ii) the new amortization charges related to the Holdings LP Interests in the amounts of $1.0 million for the year ended December 31, 2013.
•	Following the reorganization transaction prior to the initial public offering, Fifth Street Asset Management Inc. will become the sole general partner of Fifth Street Holdings. Immediately following this offering, the Company will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 84.0% Holdings LP Interests to be held directly by the Holdings Limited.
•	Prior to the offering, substantially all of the earnings of Fifth Street Management passed through directly to the members without being subject to entity level income taxes. This adjustment reflects the impact of federal, state and local income taxes on the income of Fifth Street Asset Management after allocation of earnings to the non-controlling interests discussed above based on an effective tax rate estimated to be approximately 40% as determined by combining the projected federal, state and local income taxes.

In addition, the pro forma data assumes the issuance of 8,000,000 shares in the initial public offering discussed above, but does not assume the exchange of the existing equity interests in the Company held by the members into 41,650,545 Holdings LP Interests as their impact would be anti-dilutive.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Financial Condition

	Pro Forma as of June 30, 2014	As of
		June 30, 2014	December 31, 2013
	(unaudited)	(unaudited)
	(Note 13)
ASSETS
Cash and cash equivalents	$389,674	$389,674	$4,015,728
Management fees receivable (includes Part I Fees of $8,958,572 and $9,054,422 at June 30, 2014 and December 31, 2013, respectively)	22,560,267	22,560,267	21,409,763
Prepaid expenses	541,938	541,938	142,033
Due from affiliates	1,376,844	1,376,844	3,848,491
Fixed assets, net	8,379,796	8,379,796	1,436,681
Other assets	3,655,923	3,655,923	2,652,975
Assets of Combined Funds:
Cash and cash equivalents	6,995,801	6,995,801	—
Investments at fair value	159,854,778	159,854,778	—
Interest receivable	208,531	208,531	—
Unsettled trades receivable	26,071,750	26,071,750	—
Deferred financing costs	1,028,728	1,028,728	—
TOTAL ASSETS	$231,064,030	$231,064,030	$33,505,671
LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Accounts payable and accrued expenses	$4,290,881	$4,290,881	$1,198,205
Accrued compensation and benefits	5,363,267	5,363,267	538,035
Due to former members	3,429,736	3,429,736	2,093,437
Due to members	16,274,000	—	—
Distribution payable	18,748,000	—	—
Loan payable	4,000,000	4,000,000	4,000,000
Due to affiliates	143,130	143,130	2,671,334
Deferred rent liability	2,917,576	2,917,576	1,980,146
Liabilities of Combined Funds:
Accounts payable and accrued expenses	44,026	44,026	—
Securities sold short at fair value	1,602,268	1,602,268	—
Unsettled trades payable	51,736,250	51,736,250	—
Interest payable	856,653	856,653	—
Notes payable	82,859,249	82,859,249	—
TOTAL LIABILITIES	192,265,036	157,243,036	12,481,157
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NON-CONTROLLING INTERESTS IN COMBINED FUND	34,176,418	34,176,418	—
NON-CONTROLLING INTERESTS	4,213,576	20,487,341	—
CLASS B COMMON STOCK	409,000	—	—
MEMBERS’ EQUITY	—	19,157,235	21,024,514
TOTAL EQUITY	4,622,576	39,644,576	21,024,514
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$231,064,030	$231,064,030	$33,505,671

All management fees are earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Income
(unaudited)

	For the Six Months Ended June 30,
	2014	2013
REVENUES:
Management fees (includes Part I Fees of $17,739,080 and $14,343,674 for the six months ended June 30, 2014 and 2013, respectively)	$45,052,841	$30,158,430
Other fees	2,018,054	2,435,186
Total revenues	47,070,895	32,593,616
EXPENSES:
Compensation and benefits	19,181,182	9,699,334
Fund start-up expenses	290,753	92,267
General, administrative and other expenses	4,058,594	2,348,830
Depreciation and amortization	232,908	101,928
Expenses of Combined Funds	42,257	—
Total expenses	23,805,694	12,242,359
OTHER INCOME (EXPENSE):
Interest and other income (expense), net	26,050	8,730
Interest and other income of Combined Funds	1,720,608	—
Interest expense of Combined Funds	(986,984)	—
Net realized gain on investments of Combined Funds	715,830	—
Net change in unrealized appreciation on investments of Combined Funds	1,087,727	—
Total other income, net	2,563,231	8,730
NET INCOME	25,828,432	20,359,987
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264,321)	—
Net income attributable to non-controlling interests in Combined Fund	(1,015,138)	—
NET INCOME ATTRIBUTABLE TO CONTROLLING INTERESTS IN FIFTH STREET MANAGEMENT GROUP	$23,548,973	$20,359,987
PRO FORMA DATA - Note 13 (unaudited):
Pro forma income before taxes	$26,254,973
Pro forma provision for income taxes	1,530,000
Pro forma net income	24,724,973
Net income attributable to redeemable non-controlling interests in Combined Fund	(1,264,321)
Net income attributable to non-controlling interests in Combined Fund	(1,015,138)
Pro forma net income attibutable to non-controlling interests	(20,139,000)
Pro forma net income attributable to controlling interests in Fifth Street Management Group	$2,306,514
Pro forma net income per share of Class A common stock:
Basic and Diluted	$0.29
Weighted average shares of Class A common stock used to compute pro forma net income per share:
Basic and Diluted	$8,000,000

All revenues are earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Changes in Equity
and Redeemable Non-Controlling Interests in Combined Fund
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

	Members’ Equity	Non-Controlling Interests in Combined Fund	Total Equity	Redeemable Non-Controlling Interests in Combined Fund
BALANCE, December 31, 2012	$14,476,947	$—	$14,476,947	$—
Amortization of equity-based compensation	786,993	—	786,993	—
Distributions	(23,081,955)	—	(23,081,955)	—
Net income	20,359,987	—	20,359,987	—
BALANCE, June 30, 2013	$12,541,972	$—	$12,541,972	$—
BALANCE, December 31, 2013	$21,024,514	$—	$21,024,514	$—
Capital contributions from members	1,000,000	—	1,000,000	—
Amortization of equity-based compensation	3,364,971	—	3,364,971	—
Reclassification of distributions to former member	800,381	—	800,381	—
Capital contributions to Fifth Street Credit Opportunities Fund, L.P.	—	—	—	32,912,097
Capital contributions to Fifth Street Senior Loan Fund I Operating Entity, LLC	—	19,472,203	19,472,203	—
Distributions	(30,581,604)	—	(30,581,604)	—
Net income	23,548,973	1,015,138	24,564,111	1,264,321
BALANCE, June 30, 2014	$19,157,235	$20,487,341	$39,644,576	$34,176,418

See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Cash Flows
(unaudited)

	For the Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,828,432	$20,359,987
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	232,908	101,928
Amortization of equity-based compensation	3,364,971	786,993
Reclassification of distributions to former member	800,381	—
Fair value adjustment – due to former member	136,572	(53,458)
Deferred rent	937,430	15,223
Attributable to Combined Funds:
Net realized gain on investments of Combined Funds	(715,830)	—
Net change in unrealized appreciation on investments of Combined Funds	(1,087,727)	—
Accretion of original issue discount on investments of Combined Funds	(55,272)	—
Changes in operating assets and liabilities:
Management fees receivable	(1,150,504)	(12,728,992)
Prepaid expenses	(399,905)	18,375
Due from affiliates	2,471,647	(519,474)
Other assets	82,002	—
Accounts payable and accrued expenses	2,007,726	(209,068)
Accrued compensation and benefits	4,825,232	3,238,414
Due to former members	1,199,726	(359,949)
Due to affiliates	(2,528,204)	207,141
Attributable to Combined Funds:
Purchases of investments of Combined Funds	(198,676,677)	—
Proceeds from sales of investments of Combined Funds	66,410,810	—
Purchases and covers of short positions	(1,304,790)	—
Proceeds from sales of investments sold short	2,841,477	—
Change in other assets of Combined Funds	(208,531)	—
Change in other liabilities of Combined Funds	900,679	—
Net cash used in operating activities	(94,087,447)	10,857,120
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets	(7,176,023)	(116,000)
Net cash used in investing activities	(7,176,023)	(116,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to members	(29,581,604)	(23,081,955)
Attributable to Combined Funds:
Capital contributions from redeemable non-controlling interests	32,912,097
Capital contributions from non-controlling interests	19,472,203	—
Issuance of notes payable by Combined Fund	82,859,249	—
Deferred financing costs	(1,028,728)	—
Net cash provided by (used in) financing activities	104,633,217	(23,081,955)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,369,747	(12,340,835)
CASH AND CASH EQUIVALENTS, Beginning of period	4,015,728	16,156,777
CASH AND CASH EQUIVALENTS, End of period	$7,385,475	$3,815,942
CASH AND CASH EQUIVALENTS of the Combined Funds	6,995,801	—
CASH AND CASH EQUIVALENTS of the Company	$389,674	$3,815,942
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$49,589	$—
Non-cash financing activities:
Non-cash capital contribution by member	$1,000,000	—
Non-cash distribution to member	$(1,000,000)	—

All management fees are earned from affiliates of the Company. See notes to combined financial statements.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Fifth Street Management Group (the “Company”) is an alternative asset management firm headquartered in Greenwich, CT that provides asset management services to its investment funds, primarily consisting of Fifth Street Finance Corp. (formed on January 2, 2008) and Fifth Street Senior Floating Rate Corp. (formed on May 22, 2013), both publicly traded business development companies regulated under the Investment Company Act of 1940 (together, the “BDCs”).

The investment advisory business of the Fifth Street Management Group is presently conducted through the following affiliated entities:

•	Fifth Street Management LLC (“FSM”), a limited liability company organized under the laws of the State of Delaware on March 8, 2007 under its original name of FSC Management LLC to provide asset management services. The Company conducts substantially all of its asset management services through FSM, including those provided to the BDCs.
•	FSC CT, Inc. (“FSC CT”), a Connecticut corporation, formed on March 28, 2012 to provide administrative services related primarily to the Company’s activities in Connecticut and effective January 1, 2014 provides administrative services to the BDCs and FSM.
•	FSC, Inc., a New York corporation, formed on January 3, 2007 to provide administrative services to the BDCs and FSM through December 31, 2013.
•	Fifth Street Capital LLC (“FSC LLC”), a limited liability company organized under the laws of the State of New York on July 14, 2004 for the purpose of providing administrative and investment advisory services to Fifth Street Mezzanine Partners II, L.P. (“Fund II”, an uncombined affiliate) and other entities which may be formed from time to time. FSC LLC is a wholly-owned subsidiary of FSC, Inc.
•	FS Transportation LLC (“FS Transportation”) is a limited liability company organized under the laws of the State of Connecticut on March 2, 2010 and provides transportation services to the Company’s officers and employees. FS Transportation is a wholly-owned subsidiary of FSC, Inc.
•	FSC Midwest, Inc. (“FSC Midwest”), an Illinois corporation, formed on March 28, 2012 to provide administrative services related primarily to the Company’s activities in the midwestern United States.
•	Fifth Street Capital West, Inc. (“FSC West”), a California corporation, formed on December 26, 2006 to provide administrative services related primarily to the Company’s activities in the western United States.

In addition to the above entities, subsequent to December 31, 2013, the Company has included the following entities in the Combined Financial Statements:

•	FSCO GP LLC (“FSCO GP”), a Delaware limited liability company, formed on January 6, 2014 to serve as the general partner of Fifth Street Credit Opportunities Fund, L.P. (“FSCOF”), which primarily invests in yield-oriented corporate credit assets and equities, and
•	Fifth Street EIV, LLC (“Fifth Street EIV”), a Delaware limited liability company formed on February 7, 2014 to hold FSMs equity interest in Fifth Street Senior Loan Fund I Operating Entity, LLC (“SLF I”), which primarily invests in senior secured loans to middle-market companies.

FSCOF and SLF I are collectively referred to as the “Combined Funds.” See Note 2 for further information on the consolidation of these funds.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION  – (continued)

The Company’s primary sources of revenues are management fees, primarily from the BDCs, which are driven by the amount of the assets under management and quarterly investment performance of the funds it manages.

The Company conducts substantially all of its operations through one reportable segment which provides asset management services to its alternative investment vehicles. The Company generates all of its revenues in the United States.

Basis of Presentation

The unaudited interim combined financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in the combined financial statements prepared under GAAP have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair statement of the Company’s unaudited interim combined financial statements have been included and are of a normal and recurring nature. The operating results presented for the interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These combined financial statements should be read in conjunction with the Company’s audited combined financial statements as of and for the years ended December 31, 2013 and 2012 and notes thereto. The December 31, 2013 Combined Statement of Financial Condition data was derived from the audited combined financial statements at that date. All significant intercompany transactions and balances have been eliminated in combination.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting amounts reported in the combined financial statements and accompanying notes. The most significant of these estimates are related to (i) fair value measurements of the assets and liabilities of the Combined Funds; (ii) the valuation of equity-based compensation, and (iii) estimating the fair value of the amount due to a former member. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions and conditions.

The Company has not presented earnings per share amounts in the Combined Statements of Income as they would not be meaningful based on the Company’s ownership structure as of the date of these combined financial statements.

The combined financial statements include the accounts of the above affiliated entities, all of which are either wholly or substantially owned and/or under the voting control of the managing member, Leonard M. Tannenbaum (collectively, the “Fifth Street Management Group”). The “members” refer to the managing member, seven other existing equity members and five other existing non-equity members.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The combined financial statements include the accounts of the Company and entities in which it, directly or indirectly, is determined to have a controlling financial interest under the following set of guidelines:

•	Variable Interest Entities (“VIEs”) — The Company determines whether, if by design, an entity has equity investors who lack the characteristics of a controlling financial interest or does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other parties. If an entity has either of these characteristics, it is considered a VIE and

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

must be consolidated by its primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees), would give it a controlling financial interest. Performance of that analysis requires the exercise of judgment. Certain VIEs qualify for the deferral under ASU 2010-10, Amendments to Statement 167 for Certain Investment Funds, if the following criteria are met:
a)	The entity has all of the attributes of an investment company as defined in the American Institute of Certified Public Accountants Accounting and Auditing Guide, Investment Companies (“Investment Company Guide”), or does not have all the attributes of an investment company but it is an entity for which it is acceptable based on industry practice to apply measurement principles that are consistent with the Investment Company Guide,
b)	The reporting entity does not have explicit or implicit obligations to fund any losses of the entity that could potentially be significant to the entity, and
c)	The entity is not a securitization or asset-backed financing entity or an entity that was formerly considered a qualifying special purpose entity.

Where the VIEs have qualified for the deferral of the current consolidation guidance, the analysis is based on previous consolidation guidance. This guidance requires an analysis to determine (a) whether an entity in which the Company holds a variable interest is a variable interest entity and (b) whether the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance related fees), would be expected to absorb a majority of the variability of the entity.

Under both guidelines, the Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion continually. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company and its affiliates or indirectly through employees. The consolidation analysis can generally be performed qualitatively; however, if it is not readily apparent that the Company is not the primary beneficiary, a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective investment funds could affect an entity’s status as a VIE or the determination of the primary beneficiary. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly.

The Company has not consolidated any entities into the combined financial statements under the VIE model as it does not have an interest in any VIE.

•	Voting Interest Entities (“VOEs”) — For entities that are not VIEs, the Company consolidates those entities in which it has an equity investment of greater than 50% and has control over significant operating, financial and investing decisions of the entity. Additionally, the Company consolidates entities in which the Company is a substantive, controlling general partner and the limited partners have no substantive rights to participate in the ongoing governance and operating activities.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company has determined that FSCOF should be consolidated by FSCO GP as the limited partners of FSCOF do not have substantive kick-out or participating rights. The Company has included the results of FSCO GP in its combined financial statements as it is under common control of the managing member.

The Company has determined that SLF I should be consolidated by FSM (the manager of SLF I and a combined entity) as (i) the investors of SLF I do not have substantive kick-out or participating rights and (ii) FSM, through its investment in Fifth Street EIV, holds a 10% equity investment in SLF I.

Including the results of the Combined Funds significantly increases the reported amounts of the assets, liabilities, revenues, expenses and cash flows of the Company; however, the Combined Funds results included herein have no direct effect on the net income attributable to controlling interests or on total controlling equity. Instead, economic ownership interests of the investors in the Combined Funds are reflected as redeemable non-controlling interests and non-controlling interests with respect to FSCOF and SLF I, respectively, in the accompanying combined financial statements.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions.

For the six months ended June 30, 2014 and 2013, 100% of revenues and receivables were earned or derived from advisory or administrative services provided to the BDCs, Fund II and affiliated entities.

The Company is dependent on the managing member for all key decisions and its continued business operations. If for any reason the services of our managing member were to become unavailable, there could be a material adverse effect on the Company’s operations, liquidity and profitability.

Fair Values of Financial Instruments

The carrying amounts of cash and cash equivalents, management fees receivable from affiliates, prepaid expenses, due from/to affiliates, accounts payable and accrued expenses and accrued compensation and benefits approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the amount due to a former member was determined using the present value of the expected future payments. The fair value of the loan payable is determined using current applicable rates for similar instruments as of the date of the Statement of Financial Condition and approximates the carrying value of such debt.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company and its Combined Funds place its cash and cash equivalents with U.S. financial institutions and, at times, amounts may exceed Federally insured limits. The Company and its Combined Funds monitor the credit standing of these financial institutions.

Cash and cash equivalents held at the Combined Funds, which includes amounts held by prime brokers, represent cash that, although not legally restricted, is not available to support the liquidity needs of the Company, as the use of such amounts is limited to the investment activities of the Combined Funds.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Fixed Assets

Fixed assets consist of furniture, fixtures and equipment (including automobiles, computer hardware and software) and leasehold improvements, and are recorded at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed using the straight-line method over the estimated useful lives of the respective assets (three to eight years). Amortization of improvements to leased properties is computed using the straight-line method based upon the initial term of the applicable lease or the estimated useful life of the improvements, whichever is shorter, and ranges from five to 10 years. Routine expenditures for repairs and maintenance are charged to expense when incurred. Major betterments and improvements are capitalized. Upon retirement or disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Combined Statements of Income. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset’s carrying value may not be fully recovered. No impairments were deemed necessary for the six months ended June 30, 2014 and 2013.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the expected lease term. Within the provisions of certain leases, there are free rent periods and escalations in payments over the base lease term. The effects of these items have been reflected in rent expense on a straight-line basis over the expected lease term. Landlord contributions and tenant allowances are included in the straight-line calculations and are being deferred over the lease term and are reflected as a reduction in rent expense.

Redeemable Non-controlling Interests

The Company consolidates a credit-focused hedge fund (FSCOF) that it manages, wherein investors are able to redeem their interests, in cash or in kind or both, after an initial lock-up period of one year, without penalty. Amounts relating to these fund investors’ interests in FSCOF are presented as redeemable non-controlling interests in the Combined Statements of Financial Condition. Allocations of profits and losses to these interests are reflected within net income attributable to redeemable non-controlling interests in the Combined Statements of Income. The allocation of net income or loss to non-controlling redeemable interests in the Combined Fund is based on the relative ownership interests of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocations of income or loss. These interests are adjusted for general partner allocations and by subscriptions and redemptions in funds that occur during the period.

Non-controlling Interests

In addition to the members’ interests in the Fifth Street Management Group discussed above, the Company also consolidates a senior loan fund (SLF I) in which non-controlling interests are present. Amounts relating to the funds investors’ interests in SLF I are presented as non-controlling interests in the Combined Statements of Financial Condition. Allocations of profits and losses to these interests are reflected within net income attributable to non-controlling interests in the Combined Statements of Income. Investors in this fund presented within non-controlling interests are not able to redeem their interests until the fund liquidates or is otherwise wound-up.

Non-controlling interest holders in SLF I owned approximately 51.7% of the Company’s combined total equity as of June 30, 2014.

Revenue Recognition

The Company has two principal sources of revenues: management fees and performance fees. These revenues are derived from the Company’s agreements with the funds it manages, primarily the BDCs. The advisory agreements, on which revenues are based, are renewed on an annual basis by the general partner or the Board of Directors of the respective funds.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Management Fees

Management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value (“NAV”), net investment income, total assets or par value of the investment portfolios managed by the Company. All management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy and range from 0.40% to 2.00% for base management fees, which are asset or capital-based.

Management fees from affiliates also include quarterly incentive fees on the net investment income from the BDCs (“Part I Fees”). Part I Fees are generally equal to 20.0% of the BDCs net investment income, (before Part I Fees and performance fees payable based on capital gains), subject to fixed “hurdle rates” as defined in the respective investment advisory agreement. No fees are recognized until the BDCs net investment income exceeds the respective hurdle rate, with a “catch-up” provision that serves to ensure the Company receives 20% of the BDCs net investment income from the first dollar earned. Such fees are classified as management fees as they are paid quarterly, predictable and recurring in nature, not subject to repayment (or clawback) and cash settled each quarter. Management fees from affiliates are recognized as revenue in the period advisory services are rendered, subject to the Company’s assessment of collectability.

Performance Fees

Performance fees are earned from the funds managed by the Company based on the performance of the respective funds. The contractual terms of performance fees vary by fund structure and investment strategy and are generally 15.00% to 20.00%.

The Company has elected to adopt Method 2 of ASC 605-20, Revenue Recognition (“ASC 605”) for revenue based on a formula. Under this method, the Company records revenue when it is entitled to performance-based fees, subject to certain hurdles or benchmarks. The performance fees for any period are based upon an assumed liquidation of the fund’s net assets on the reporting date, and distribution of the net proceeds in accordance with the fund’s income allocation provisions. The performance fees may be subject to reversal to the extent that the performance fees recorded exceed the amount due to the general partner or investment manager based on a fund’s cumulative investment returns.

Performance fees related to the BDCs (“Part II Fees”) are calculated and payable in arrears as of the end of each fiscal year of the BDCs and equal 20% of the BDCs realized capital gains, if any, on a cumulative basis since inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. No performance fees were earned during the six months ended June 30, 2014 and 2013.

Other Fees

The Company also provides administrative services to the BDCs that are reported within revenues —  other fees. These fees are recognized as revenue in the period administrative services are rendered. These fees generally represent the portion of compensation, overhead and other expenses incurred by the Company directly attributable to the funds, but may also be based on a fund’s asset value. The Company selects the vendors, incurs the expenses, and is the primary obligor under the related arrangements. The Company is considered the principal under these arrangements and is required to record the expense and related reimbursement revenue on a gross basis. Other fees are recognized in the periods during which the related expenses are incurred and the reimbursements are contractually earned.

Compensation and Benefits

Compensation generally includes salaries, bonuses and equity-based compensation charges. Bonuses are accrued over the service period to which they relate. All payments made to the Company’s managing member

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

since inception and all payments made to equity members since December 1, 2012 (see Note 11) related to their granted or purchased interests are accounted for as distributions on the equity held by such members.

Equity-Based Compensation

Compensation expense related to the issuance of equity-based awards is measured at fair value of the award on the grant date, in excess of any amounts paid for the interest, and is recognized on a straight-line basis over the requisite service period, with a corresponding increase in members’ equity. Equity-based compensation expense is adjusted, as necessary, for actual forfeitures so as to reflect expenses only for the portion of the award that ultimately vests. Equity-based compensation expense is presented within compensation and benefits in the Combined Statements of Income. Cash settled equity-based awards are classified as liabilities and are re-measured at the end of each reporting period using the intrinsic-value method (that is, current settlement value), as permitted for non-public companies under ASC 718.

Part I Fee-Sharing Arrangements

The Company also has fee-sharing arrangements whereby certain employees or members are entitled to a share of Part I Fees. These fees are typically paid to the Company and are then paid to the participant on a quarterly basis. To the extent that the payments to the employees or non-equity members are probable and reasonably estimable, the Company accrues these payments as compensation expense.

Reimbursable Expenses

In the normal course of business, the Company pays certain expenses on behalf of the BDCs, primarily for professional travel and other costs associated with particular portfolio company holdings of the BDCs, for which it is reimbursed. Such expenses are not an obligation of the Company and are recorded as due from affiliates at the time of disbursement (see Note 10).

Fund Start-up Expenses

The Company expenses all costs associated with starting a new investment fund. Included in the Statement of Income for the six months ended June 30, 2014, is approximately $291,000 of expenses associated with the formation of FSCOF and SLF I.

Income Taxes

Substantially all of the Company’s earnings flow through to owners of the Company without being subject to entity level income taxes. Accordingly, no provision for income taxes has been recorded in the combined financial statements.

The Company has no unrecognized tax benefits at June 30, 2014 and December 31, 2013. The Company’s Federal and state income tax returns prior to fiscal year 2010 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters such as franchise tax liabilities, if applicable, as general, and administrative and other expenses.

Market and Other Risk Factors

Due to the nature of the Combined Funds investment strategy, the Company is subject to market and other risk factors, including, but not limited to the following:

Market Risk

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

FSCOF may sell securities short which allows it to profit from declines in market prices to the extent such decline exceeds the transaction costs and any costs of borrowing. A short sale involves the sale of a security that is not owned in the expectation of purchasing the same security at a later date at a lower price. To make delivery to the buyer, FSCOF must borrow the security, and is obligated to pay the lender of the security any dividend or interest payable on the security until it returns the security to the lender. This is accomplished by a later purchase of the security by FSCOF. A short sale, which is generally collateralized by the underlying security, involves the risk that the market price of the security will increase as any appreciation in the price of the borrowed assets would result in a loss, which is theoretically unlimited in amount. In addition, the party from whom the security was borrowed to effect the short sale may demand the return of the security before FSCOF had planned. In this situation, FSCOF may be forced to cover the short position in the market at a higher price than its short sale.

Limited Liquidity of Investments

The Combined Funds intend to invest in investments that may not be readily marketable. Illiquid investments may trade at a discount from comparable, more liquid investments, and at times there may be no market at all for such investments. Subordinate investments may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market and the small size of the issue (relative to issues of comparable interests). As a result, the Combined Funds may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value.

Counterparty Risk

Some of the markets in which the Combined Funds may affect its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight unlike members of exchange-based markets. This exposes the Combined Funds to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Combined Funds to suffer loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Combined Funds has concentrated its transactions with a single or small group of counterparties.

Credit Risk

There are no restrictions on the credit quality of the investments the Combined Funds intend to make. Investments may be deemed by nationally recognized rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Some investments may have low-quality ratings or be unrated. Lower rated and unrated investments have major risk exposure to adverse conditions and are considered to be predominantly speculative. Generally, such investments offer a higher return potential than higher rated investments, but involve greater volatility of price and greater risk of loss of income and principal.

In general, the ratings of nationally recognized rating organizations represent the opinions of agencies as to the quality of the securities they rate. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the relevant securities. It is also

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events. The Combined Funds may use these ratings as initial criteria for the selection of portfolio assets but are not required to utilize them.

Interest Rate Risk

Fluctuations in interest rates expose the Company to interest rate risk on certain assets and liabilities of the Combined Funds. These changes may affect the fair value, interest income and interest expense related to certain floating rate assets and liabilities that are indexed to market interest rates.

Accounting Policies of Combined Funds

The Combined Funds, in which the Company has only minor ownership interests, are included in the Company’s combined financial statements. The majority ownership interests in these funds are held by the investors in the funds, and these interests are reflected within redeemable non-controlling interests and non-controlling interests in the Combined Statements of Financial Condition. Management fees from the Combined Funds are eliminated in consolidation; however, the controlling interest is increased by the amount of the eliminated management fees.

The Combined Funds are considered investment companies for GAAP purposes. Pursuant to specialized accounting guidance for investment companies and the retention of that guidance in the Company’s combined financial statements, the investments held by the Combined Funds are reflected in the combined financial statements at their estimated fair values.

Investments at Fair Value

Investments at fair value include the Combined Funds’ investments in securities, investment companies and other investments. Securities transactions are recorded on a trade-date basis. Realized gains and losses on sales of investments are determined on a specific identification basis and are included within net realized gains of Combined Funds in the Combined Statements of Income. Premiums and discounts are amortized and accreted, respectively, to income of the Combined Funds in the Combined Statements of Income.

The fair value of investments held by the Combined Funds is based on observable market prices when available. Such values are generally based on the last reported sales price as of the reporting date. In the absence of readily ascertainable market values, the determination of the fair value of investments held by the Combined Funds may require significant judgment or estimation (see Note 3). Actual results could differ materially from these estimates under different assumptions and conditions.

Deferred Financing Costs

Deferred financing costs consist of fees and expenses paid in connection with the closing or amending of the SLF I credit facilities, and are capitalized at the time of payment. Deferred financing costs are amortized using the straight line method over the terms of the respective credit facilities and are included in interest expense of Combined Funds in the Company’s Combined Statement of Income.

Securities Sold Short at Fair Value

Securities sold short reflect commitments to deliver specified amounts of securities and thereby create a liability to purchase these securities at a future date. Such amounts are reflected as a liability at the fair value of such securities on June 30, 2014. Subsequent market fluctuations may require FSCOF to acquire these securities at prices which differ from the fair value reflected in the Combined Statement of Financial Condition, and such difference could be material.

Interest and Other Income of the Combined Funds

Income of the Combined Funds consists of interest income, dividend income and other miscellaneous items. Interest income is recorded on an accrual basis. The Combined Funds may place debt obligations, including bank

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

debt and other participation interests, on non-accrual status and, when necessary, reduce current interest income by charging off any interest receivable when collection of all or a portion of such accrued interest has become doubtful. As of and for the six months ended June 30, 2014, no investments were put on non-accrual status. Dividend income is recorded on the ex-dividend date, net of withholding taxes, if applicable.

Expenses of the Combined Funds

Expenses of the Combined Funds consist of other miscellaneous expenses and are recorded on an accrual basis.

Interest Expense of Combined Funds

Interest expense of Combined Funds consists of interest (including unused fees and deferred financing costs) incurred on indebtedness under the SLF I credit facilities. Interest expense is recorded on an accrual basis and payable quarterly.

Recent Accounting Pronouncements

In June 2013, the FASB issued ASU 2013-08, Financial Services — Investment Companies (“ASU 2013-08”). ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures are required by ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 were adopted by the Company beginning in the first quarter of 2014. There are no changes to the current requirements relating to the retention of specialized accounting in the financial statements of a non-investment company parent. These updates did not have a material impact on the Company’s financial condition or results of operations.

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its combined financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of this standard on its combined financial statements and its ongoing financial reporting.

In June 2014, the FASB issued ASU No. 2014-12 (“ASU 2014-12”), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which clarifies the recognition of stock-based compensation over the required service period, if it is probable that the performance condition will be achieved. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 and should be applied prospectively. The Company is currently evaluating the effect that this guidance will have on its combined financial statements and its ongoing financial reporting.

In August 2014, the FASB issued ASU No. 2014-13, Measuring the Financial Assets and Financial Liabilities of a Consolidated Collateralized Financing Entity (“CFE”). This new guidance requires reporting entities to use the more observable of the fair value of the financial assets or the financial liabilities to measure the financial assets and the financial liabilities of a CFE when a CFE is initially consolidated. It permits entities to make an accounting policy election to apply this same measurement approach after initial consolidation or to apply other GAAP to account for the consolidated CFE’s financial assets and financial

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

liabilities. It also prohibits all entities from electing to use the fair value option in ASC 825 to measure either the financial assets or financial liabilities of a consolidated CFE that is within the scope of this issue. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods therein. Early adoption is permitted using a modified retrospective transition approach as described in the pronouncement. The Company is currently evaluating the effect that this guidance will have on its combined financial statements and its ongoing financial reporting.

3. INVESTMENTS AND FAIR VALUE MEASUREMENTS

Investments of Combined Funds

As of June 30, 2014, all senior secured debt investments of the Combined Funds are classified as Level 3. The following table presents a summary of the investments held by the Combined Funds and as a percentage of total investments of Combined Funds as of June 30, 2014:

	Fair Value	Percentage of Investments of Combined Funds
Geographic Region/Investment/Industry
North America
Senior secured debt investments:
Aerospace and Defense	$5,411,795	3.4%
Automotive	1,012,500	0.6%
Beverage, Food & Tobacco	4,036,875	2.5%
Capital Equipment	5,907,375	3.7%
Chemicals, Plastics and Rubber	3,162	0.0%
Construction & Building	9,371,063	5.9%
Environmental Industries	6,432,000	4.0%
Healthcare & Pharmaceuticals	18,830,273	11.8%
High Tech Industries	17,949,095	11.2%
Hotel, Gaming & Leisure	15,228,438	9.5%
Media: Advertising, Printing & Publishing	15,616,901	9.8%
Media: Broadcasting & Subscription	1,007,085	0.6%
Media: Diversified & Production	6,574,806	4.1%
Oil and Gas	5,940,000	3.7%
Retail	3,510,315	2.2%
Services: Business	21,658,352	13.6%
Telecommunications	11,521,610	7.2%
Transportation: Cargo	2,992,500	1.9%
Transportation: Consumer	6,349,383	4.0%
Total senior secured debt investments (cost of $158,035,664)	159,353,528	99.7%
Europe
Senior secured debt investments:
Containers, Packaging & Glass (cost of $497,500)	501,250	0.3%
Total Investments of Combined Funds (cost of $158,533,164)	$159,854,778	100.0%

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

3. INVESTMENTS AND FAIR VALUE MEASUREMENTS  – (continued)

In addition to the above senior secured debt investments, as of June 30, 2014 the Combined Funds have open short positions on equities classified as Level 1 investments in the amount of $1,602,268, all of which are in companies located in North America in the banking and finance industry.

Fair Value Measurements

ASC 820 – Fair Value Measurements and Disclosures – defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Assets and liabilities recorded at fair value in the Company’s combined financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

•	Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.
•	Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s capital markets group obtains and analyzes readily available market quotations provided by independent pricing services for all of the Combined Funds’ senior secured debt investments. In determining the fair value of a particular investment, pricing services use observable market information, including both binding and non-binding indicative quotations. In order to validate market quotations, the capital markets group looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. If the quotation provided by the pricing service is based on only one market source, the Company corroborates such information by comparing the value to a third party broker quotation that makes a market in the asset. The value obtained from the pricing service is used to measure fair value unless the difference in price between the two sources is in excess of the Company’s established tolerance level, in which case the third party broker quotation is used. If neither the pricing services nor the third party brokers are able to obtain any quoted prices, the Company may utilize independent third party valuation specialists. As of June 30, 2014, the fair values of senior secured debt investments were measured using unadjusted quotations from pricing services. When determining the fair value of publicly traded equity securities, the Company uses the unadjusted closing price as of the valuation date on the primary market or exchange on which they trade.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

3. INVESTMENTS AND FAIR VALUE MEASUREMENTS  – (continued)

The following table presents the financial instruments carried at fair value as of June 30, 2014, by caption on the Company’s Combined Statement of Financial Condition for each of the levels of hierarchy established by ASC 820:

Assets	Level 1	Level 2	Level 3	Total
Senior secured debt investments held by Combined Funds	$—	$—	$159,854,778	$159,854,778

Liabilities	Level 1	Level 2	Level 3	Total
Due to former members	$—	$—	$3,429,736	$3,429,736
Securities sold short by Combined Funds	1,602,268	—	—	1,602,268
	$1,602,268	$—	$3,429,736	$5,032,004

The following table presents the financial instruments carried at fair value as of December 31, 2013, by caption on the Company’s Combined Statement of Financial Condition for each of the levels of hierarchy established by ASC 820:

Liability	Level 1	Level 2	Level 3	Total
Due to former member	$—	$—	$2,093,437	$2,093,437

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology.

The following tables provide a roll-forward in the changes in fair value for all financial instruments for which the Company determines fair value using unobservable (Level 3) factors:

Investments of Combined Funds
Fair value at December 31, 2013	$—
Purchases of investments	244,159,274
Sales of investments	(85,293,648)
Principal payments on debt investments	(938,796)
Accretion of original issue discount on debt investments	55,272
Net realized gain on investments of Combined Funds	487,414
Net change in unrealized appreciation on investments of Combined Funds	1,385,262
Fair value at June 30, 2014	$159,854,778
Net unrealized appreciation/depreciation relating to Level 3 assets and liabilities still held at June 30, 2014 and reported within net unrealized appreciation/depreciation in the Combined Statements of Income for the six months ended June 30, 2014	$473,941

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

3. INVESTMENTS AND FAIR VALUE MEASUREMENTS  – (continued)

	Due to Former Members
	June 30, 2014	December 31, 2013
Fair value at beginning of period	$2,093,437	$3,079,431
Current period additions	1,799,423	—
Current period payments	(599,696)	(896,937)
Fair value adjustments	136,572	(89,057)
Fair value at end of period	$3,429,736	$2,093,437

Significant Unobservable Inputs for Level 3 Financial Instruments

The following table provides quantitative information related to the significant unobservable inputs for Level 3 financial instruments, which are carried at fair value as of June 30, 2014:

Assets	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Senior secured debt investments held by Combined Funds	$159,854,778	Independent pricing services and/or broker quotes	N/A	N/A	N/A

Liabilities	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Due to former member	$1,630,313	Discounted cash flow approach	Discount rate	10%	10%
			Part I Fee estimated future payments	$1,729,694 - $1,729,694	$1,729,694
Due to former member	1,799,423	Per contractual agreement(1)	N/A	N/A	N/A
Total	$3,429,736

(1)	Amount was incurred on May 17, 2014 and settled on July 2, 2014. As such, the carrying amount approximates fair value.

The following tables provide quantitative information related to the significant unobservable inputs for Level 3 liabilities, which are carried at fair value as of December 31, 2013:

Liability	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Due to former member	$2,093,437	Discounted cash flow approach	Discount rate	10%	10%
			Part I Fee estimated future payments	$2,269,621 - $2,269,621	$2,269,621
Total	$2,093,437

Under the discounted cash flow approach the significant unobservable inputs is the Part I Fee estimated future payments. Significant increases or decreases in this input in isolation may result in a significantly higher or lower fair value measurement, respectively. The discount rate is fixed by contract and not subject to change.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

3. INVESTMENTS AND FAIR VALUE MEASUREMENTS  – (continued)

Financial Instruments Disclosed, But Not Carried At Fair Value

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried, at fair value as of June 30, 2014 and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Loan payable	$4,000,000	$4,124,914	$—	$—	$4,124,914
Notes payable of Combined Funds	82,859,249	82,859,249	—	—	82,859,249
Total	$86,859,249	$86,984,163	$—	$—	$86,984,163

The following table presents the carrying value and fair value of the Company’s financial liabilities disclosed, but not carried, at fair value as of December 31, 2013 and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Loan payable	$4,000,000	$4,000,000	$—	$—	$4,000,000

The carrying values of loans and notes payable of the Combined Funds approximates their fair values and are included in Level 3 of the hierarchy.

4. DUE FROM AFFILIATES

In the normal course of business, the Company pays certain expenses on behalf of the BDCs, primarily for travel and other costs associated with particular portfolio company holdings of the BDCs, for which it is reimbursed. Such expenses, in the amounts of $1,361,175 and $2,060,367 at June 30, 2014 and December 31, 2013, respectively, are not an obligation of the Company and are recorded as due from affiliates at the time of disbursement (see Note 10). Also included in due from affiliates at December 31, 2013 is $1,760,000 from the landlord (a related party — see Note 10) of the Company’s new corporate headquarters. Such amount was received in June 2014.

5. FIXED ASSETS

Fixed assets consist of the following:

	June 30, 2014	December 31, 2013
Furniture, fixtures and equipment	$1,663,402	$1,568,550
Leasehold improvements	153,685	111,779
Construction in progress	7,623,330	698,568
	9,440,417	2,378,897
Less: accumulated depreciation and amortization	(1,060,621)	(942,216)
Fixed assets, net	$8,379,796	$1,436,681

Construction in progress relates to the Company’s new corporate headquarters located in Greenwich, CT which was completed in July 2014, at which time the Company took possession of the premises. In connection with the related lease, the landlord (a related party — see Note 10) has agreed to contribute up to $1,760,000 towards the construction, which the Company expects to total approximately $8,000,000.

Depreciation and amortization expense related to fixed assets for the six months ended June 30, 2014 and 2013 was $118,407 and $101,928, respectively.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

6. OTHER ASSETS

Other assets consist of the following:

	June 30, 2014	December 31, 2013
Security deposits	$953,375	$953,375
Deferred offering costs	1,117,449	—
Fractional interest in aircraft(a)	1,426,399	1,540,900
Other	158,700	158,700
	$3,655,923	$2,652,975

(a)	In November 2013, the Company entered into an agreement which entitled it to the use of a corporate aircraft for five years. Such amount, less the estimated trade-in value, is being amortized on a straight-line basis over the expected five-year term of the agreement. Amortization expense for the six months ended June 30, 2014 was $114,501.

7. DUE TO FORMER MEMBERS

On November 5, 2010, the Company entered into a separation agreement with a member that provides for (i) the repurchase of the member’s pro rata share of Part I Fees based on a formula, as defined in the agreement, over a five year period ending on September 30, 2015, and (ii) upon the closing of a sale transaction of the Company, the allocation by the managing member to the former member of any proceeds from the sale up to a maximum of $6,000,000. Accordingly, the Company recorded a liability for the present value of the expected future payments of the member’s pro rata share of Part I Fees as of the date of the agreement and has adjusted this liability to fair value at each reporting date. Included in compensation expense for the six months ended June 30, 2014 and 2013 are fair value adjustments related to this liability that increased/(decreased) compensation expense in the amounts of $136,572 and ($53,458), respectively. Amounts due to this former member totaled $1,630,313 and $2,093,437 at June 30, 2014 and December 31, 2013, respectively.

In addition, the Company will recognize compensation expense in the amount of approximately $144,000 upon the closing of a sale transaction representing the fair value of vested equity-based awards. Any amounts paid to the former member in excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members’ equity.

On May 17, 2014, the Company entered into a separation agreement with a member that provides for (i) the repurchase of the member’s pro rata share of Part I Fees for $1,713,802, and (ii) upon the closing of a sale transaction of the Company, the allocation by the managing member to the former member of a portion of net proceeds from the sale as yet to be determined. In connection with the agreement to repurchase the former member’s interest, the Company recognized compensation expense in the amount of $2,599,803, representing the amount paid and the reclassification of amounts previously recorded as distributions since December 1, 2012, as the award was forfeited prior to vesting. In addition, the Company recognized compensation expense in the amount of approximately $2,327,548 in connection with the reallocation to the managing member of the former member’s forfeited interest. Such amount represents the fair value of the interest in the amount of $4,035,926, as determined by an independent third party appraisal, net of the cash paid of $1,713,802. Amount due to this former member totaled $1,799,423 at June 30, 2014.

8. DEBT

Loan Payable — Debt Obligation of the Company

On October 7, 2013, the Company borrowed $4,000,000 from the Department of Economic and Community Development (the “DECD”) of the State of Connecticut. Proceeds from the loan are being

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

8. DEBT  – (continued)

utilized to fund the build-out costs of the Company’s new headquarters in Greenwich, CT. The loan bears interest at a fixed rate of 2.5% per annum and matures on November 21, 2023 and requires interest-only payments through November 1, 2017, at which point monthly payments of principal and interest are required until maturity or such time that the loan is repaid in full. As security for the loan, the Company has granted the State of Connecticut a blanket interest in the Company’s personal property, subject only to prior security interests permitted by the State of Connecticut. For the six months ended June 30, 2014, interest expense related to this loan in the amount of $49,589 was included in interest and other income (expense), net in the Combined Statements of Income.

Outstanding principal amounts related to this loan maturing over the next five years are as follows:

2014	$—
2015	—
2016	—
2017	51,551
2018	627,050

Under the terms of the agreement, the Company may be eligible for forgiveness of up to $3,000,000 of the principal amount of the loan based on certain job creation milestones within four years of the execution of the loan documents, as mutually agreed to by the Company and the DECD. If the Company is unable to meet these job creation milestones within the allotted timeframe, the DECD may impose a penalty upon the Company in an amount equal to $78,125 per job below the required amount. To date, no penalties have been assessed by the DECD.

In addition, as part of the agreement with the DECD, the Company is eligible to receive up to $500,000 to fund job training programs that are jointly developed based on the Company’s training needs (“DECD Job Training Grant”), as well as up to $500,000 for the installation of a fuel cell, wind or solar powered energy system at the Company’s Connecticut headquarters (“DECD Installation Grant”). During April 2014, the Company applied for and received $29,792 related to the DECD Job Training Grant and $500,000 related to the DECD Installation Grant.

Notes Payable of Combined Funds

On February 18, 2014, SLF I, included in the Fifth Street Management Group, entered into a Loan and Security Agreement (“SLF I Agreement”) with respect to a five year credit facility (“SLF I Facility”) with Wells Fargo Bank, as Class A Lender and Collateral Agent, Deutsche Bank AG, as Class B Lender, and Wells Fargo Securities, LLC, as Administrative Agent.

The facility extended by the Class A Lender (“Class A Facility”) permits up to $141.8 million of borrowings (subject to collateral and other requirements) that bear interest at a rate of LIBOR plus 2.40% per annum. The maturity date of the Class A facility is February 18, 2019.

The facility extended by the Class B Lender (“Class B Facility”) permits up to $30.0 million of borrowings (subject to collateral and other requirements) that bear interest at a fixed rate of 7.5% per annum until August 18, 2014, a variable interest rate equal to LIBOR plus 7.5% per annum from that date until February 18, 2015 and a variable interest rate of LIBOR plus 12% per annum thereafter. The maturity date of the Class B facility is February 18, 2019.

As collateral manager under the SLF I Facility, the Company earns a senior collateral management fee at a rate equal to 0.25% per annum and a subordinated collateral management fee at a rate equal to 0.15% per annum, calculated based on the average principal balance of loans originated during the applicable period.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

8. DEBT  – (continued)

As of June 30, 2014, $65,359,249 was outstanding under the Class A Facility and $17,500,000 was outstanding under the Class B Facility, which are included in notes payable of the Combined Funds in the Combined Statements of Financial Condition. For the six months ended June 30, 2014, interest expense related to the SLF I Facility was $950,175.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in various locations throughout the United States and maintains its headquarters in Greenwich, CT. The related lease commitments have not changed materially since December 31, 2013.

Guarantee

On August 1, 2013, the Company entered into an agreement whereby FSC, Inc. and FSC CT guaranteed a commercial mortgage loan in the amount of $26,000,000 issued by a financial institution to an entity owned by the managing member. The loan matures on August 1, 2023 and requires monthly interest payments throughout the term with monthly principal payments beginning on September 2, 2014 through the maturity date. Interest on the loan accrues at a rate of LIBOR plus 1.85% per annum. As of June 30, 2014, $26,000,000 was outstanding on the loan and was payable by this affiliate. As of June 30, 2014, the Company had not provided any funding related to this guarantee and the Company believes the likelihood of any material funding under this guarantee in the future to be remote. The Company’s maximum exposure to loss is limited to the amount of the guarantee. This guarantee was terminated on September 24, 2014.

Capital Commitments

As of June 30, 2014, the Company had aggregate unfunded capital commitments of approximately $1,900,000 related to its equity investment in SLF I.

Unfunded Commitments of Combined Funds

As of June 30, 2014, there were no unfunded commitments related to the senior secured debt investments of the Company’s Combined Funds.

Litigation

From time to time, the Company is involved in litigation and claims incidental to the conduct of the Company’s business. The Company is also subject, from time to time, to reviews, inquiries and investigations by regulatory agencies that have regulatory authority over the Company’s business activities. The Company is currently not subject to any pending judicial, administrative or arbitration proceedings that are expected to have a material impact on the Company’s combined results of operations or financial condition.

10. RELATED PARTY TRANSACTIONS

All of the Company’s revenue is earned from its affiliates, including management fees, Part I Fees and other fees.

During the six months ended June 30, 2014 and 2013, the Company earned $45,248,657 and $30,098,729, respectively, in management fees relating to services provided to the BDCs. As of June 30, 2014 and December 31, 2013, management fees receivable in the amounts of $22,560,267 and $21,409,763, are due entirely from the BDCs, and are presented separately within the Combined Statements of Financial Condition. During the six months ended June 30, 2014 and 2013, the Company voluntarily waived the portion of management fees attributable to certain new investments of the BDCs, which resulted in waivers of $462,825 and $2,321,986, respectively.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

10. RELATED PARTY TRANSACTIONS  – (continued)

During the six months ended June 30, 2014, the Company recorded a reduction of management fees in the amount of $195,816 relating to an adjustment to appropriately reflect cumulative management fees charged to Fund II. During the six months ended June 30, 2013, the Company earned $59,701 in management fees relating to services provided to Fund II. As of June 30, 2014 and December 31, 2013, there were no management fees receivable from Fund II.

Receivables for reimbursable expenses are included within due from affiliates and totaled $1,361,175 and $2,060,367 at June 30, 2014 and December 31, 2013, respectively.

The Company also has entered into administration agreements with the BDCs under which the Company provides administrative services for the BDCs, including office facilities and equipment, and clerical, bookkeeping and recordkeeping services at such facilities. Under the administration agreement, the Company also performs or oversees the performance of the BDCs required administrative services, which includes being responsible for the financial records which the BDCs are required to maintain and preparing reports to the BDCs’ stockholders and reports filed with the Securities and Exchange Commission. In addition, the Company assists each of the BDCs in determining and publishing its net asset value, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to the each of the BDCs stockholders, and generally overseeing the payment of each of the BDCs expenses and the performance of administrative and professional services rendered to such BDC by others. For providing these services, facilities and personnel, the BDCs reimburse the Company the allocable portion of overhead and other expenses incurred by the Company in performing its obligations under the administration agreement, including rent and such BDC’s allocable portion of the costs of compensation and related expenses of such BDC’s chief financial officer and chief compliance officer and their staffs. Such reimbursement is at cost with no profit to, or markup by, the Company. Included in Revenues — other fees in the Combined Statements of Income for the six months ended June 30, 2014 and 2013 were $2,018,054 and $2,435,186, respectively, related to amounts charged for the above services provided to the BDCs. The Company may also provide, on the BDCs’ behalf, managerial assistance to such BDC’s portfolio companies. Each of the administration agreements may be terminated by either the Company or the BDC without penalty upon 60 days’ written notice to the other party.

On July 22, 2013, the Company entered into a lease agreement for office space for its headquarters in Greenwich, CT. The landlord is an entity controlled by managing member. The lease agreement requires monthly rental payments at market rates, expires on September 30, 2024 and can be renewed at the request of the Company for two additional five year periods. Rental payments under this lease of approximately $2,000,000 per year will begin three months from the Company taking possession of the premises, which occurred in July 2014.

The Company’s fractional interest in a corporate aircraft is used primarily for business purposes. Occasionally, certain of the members have used the aircraft for personal use. The Company charges these members for such personal use based on market rates. Such charges were not material for the six months ended June 30, 2014.

Included in due to affiliates at December 31, 2013 is $2,542,333 related to cash held by the Company in connection with a liability of an uncombined affiliate. Such amount was returned to the affiliate in June 2014. Also included in due to affiliates at June 30, 2014 and December 31, 2013 is $143,130 and $129,001, respectively, related to purchased interests of non-equity members (see Note 11).

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

10. RELATED PARTY TRANSACTIONS  – (continued)

As of June 30, 2014 and December 31, 2013, amounts due to and from affiliates were comprised of the following:

	June 30, 2014	December 31, 2013
Management fees receivable:
Base management fees receivable	$13,601,695	$12,355,341
Part I Fees receivable	8,958,572	9,054,422
Total	$22,560,267	$21,409,763
Due from affiliates:
Reimbursed expenses due from the BDCs	$1,361,175	$2,060,367
Due from members for personal use of corporate aircraft	—	11,359
Due from employees	6,817	14,672
Due from landlord for construction costs	—	1,760,000
Other amounts due from affiliated entities	8,852	2,093
Total	$1,376,844	$3,848,491
Due to affiliates:
Cash held on behalf of Fund II	$—	$2,542,333
Due to non-equity members for purchase of interests	143,130	129,001
Total	$143,130	$2,671,334

11. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION

Prior to December 1, 2012, interests in the Company’s Part I Fees that were granted and/or sold to members (other than the managing member) were accounted for as liabilities using the intrinsic-value method as these interests are subject to repurchase in the event of the member’s termination of employment, at a formula-based price (as defined in the then existing operating agreement) determined by the member’s pro rata share of Part I Fees. In addition, the redemption amounts were exclusive of any accumulated undistributed earnings associated with the member’s interests, which were also required to be paid to a former member.

Effective December 1, 2012, the operating agreement was amended to include a retirement eligibility vesting clause for then existing members (“equity members”). Members admitted after December 1, 2012, are considered non-equity members as their interests do not include the retirement eligibility clause and will be accounted for as liabilities using the intrinsic-value method consistent with the above. The previous amounts paid by the equity members prior to December 1, 2012 for these interests, totaling $2,065,664, which had been accounted for as a liability, were reclassified to members’ equity with payments subsequent to December 1, 2012 accounted for as distributions from equity. The fair value of these awards at that date in the amount of $15,187,787, net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility.

During the period January 1, 2013 through June 30, 2014 the following transactions were consummated:

•	On January 1, 2013, the managing member sold a portion of his Part I Fee to an employee for $82,141. Such interest did not include the retirement eligibility clause and was accounted for as a liability as discussed above and the employee is now considered a “non-equity member”. The amount paid by the non-equity member, which is refundable upon termination of employment after completing six years of service, is included in due to affiliates with a corresponding distribution to the managing member. On April 1, 2013, the managing member granted an additional Part I Fee to

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

11. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

this same non-equity member. Such interest did not include the retirement eligibility clause and is being accounted for as a liability as discussed above. Accordingly, distributions for the six months ended June 30, 2014 and 2013 in the amounts of $43,411 and $38,146, respectively, are included in compensation expense.
•	On April 1, 2013, the managing member granted a Part I Fee to an employee. Such interest did not include the retirement eligibility clause and is being accounted for as a liability as discussed above and the employee is considered a non-equity member. Accordingly, distributions for the six months ended June 30, 2014 and 2013 in the amounts of $68,082 and $34,063, respectively, are included in compensation expense.
•	On April 1, 2013, the managing member granted additional Part I Fees to two equity members. As the interests include the retirement eligibility clause, they have been accounted for as equity awards. The fair value of the awards at that date in the amount of $184,213, net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility. Included in compensation expense for the six months ended June 30, 2014 and 2013 is $5,958 and $3,972, respectively, of amortization relating to these equity-classified awards. As of June 30, 2014, unrecognized compensation cost in the amount of $166,339 relating to these equity-classified awards is expected to be recognized over a period of approximately 14 years.
•	On July 17, 2013, the Company sold additional Part I Fees to seven equity members for a total of $505,597. As the interests include the retirement eligibility clause, they have been accounted for as equity awards. The fair value of the awards at that date in the amount of $3,639,150 (net of subsequent forfeitures in the amount of $325,587), net of cash paid for the awards, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility. Included in compensation expense for the six months ended June 30, 2014 is $193,896 of amortization relating to these equity-classified awards. As of June 30, 2014, unrecognized compensation cost in the amount of $3,292,207 relating to these equity-classified awards is expected to be recognized over a period of approximately 12 years.
•	On July 17, 2013, the Company sold additional Part I Fees to two non-equity members and two employees for a total of $46,860. Such interests did not include the retirement eligibility clause and have been accounted for as liabilities as discussed above. Accordingly, distributions for the six months ended June 30, 2014 in the amount of $28,714 are included in compensation expense. The amounts paid, which are refundable upon termination of employment after completing six years of service, are included in due to affiliates.
•	On December 31, 2013, the managing member sold a portion of his Part I Fees to an equity member for $350,000. As the interest includes the retirement eligibility clause, it has been accounted for as an equity award. The amount paid has been accounted for as a capital contribution with a corresponding distribution to the managing member. The fair value of the award at that date, net of cash paid for the award, in the amount of $40,726, as determined by an independent appraisal, is being amortized on a straight-line basis over the period to retirement eligibility which is expected to be approximately 12 years.
•	On December 31, 2013, the managing member and another member sold a portion of their Part I Fees to an equity member for $56,800. As the interest includes the retirement eligibility clause, it has been accounted for as an equity award. The amount paid by the equity member has been accounted for as a capital contribution with corresponding distributions to the managing member and the equity member. The fair value of the award at that date in the amount of $735,800, net of cash

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

11. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

paid for the award, as determined by an independent third party appraisal, is being amortized on a straight-line basis over the period to retirement eligibility which is expected to be approximately 12 years. Included in compensation expense for the six months ended June 30, 2014 is $33,242 of amortization relating to these equity-classified awards. As of June 30, 2014, unrecognized compensation cost in the amount of $702,558 relating to these equity-classified awards is expected to be recognized over a period of approximately 12 years.
•	On January 1, 2014, the members, on a pro rata basis, sold a portion of their Part I Fees to an employee for $14,129. Such interest did not include the retirement eligibility clause and has been accounted for as a liability as discussed above. Accordingly, distributions for six months ended June 30, 2014 in the amount of $3,141 are included in compensation expense. The amount paid, which is refundable upon termination of employment after completing six years of service, is included in due to affiliates.

The following table summarizes activity for the six months ended June 30, 2014 and 2013 with respect to the Company’s equity classified awards:

Equity Classified Awards
Balance at December 31, 2012	$15,057,283
Amortization of granted and purchased interests	(786,993)
Balance at June 30, 2013	$14,270,290
Balance at December 31, 2013	$18,243,398
Fair value of purchased interest	4,035,926
Cash received for purchased interest	(1,708,378)
Amortization of granted and purchased interests	(3,364,971)
Balance at June 30, 2014	$17,205,975

Included in compensation expense for the six months ended June 30, 2014 and 2013 is $3,364,971 and $786,993, respectively, of amortization relating to the above equity-classified awards. As of June 30, 2014, unrecognized compensation cost in the amount of $17,205,975 relating to these equity-based awards is expected to be recognized over a period of approximately 12 – 14 years.

The following table summarizes activity for the six months ended June 30, 2014 and 2013 with respect to the Company’s liability classified awards:

Liability Classified Awards
Balance at December 31, 2012	$—
Cash received for purchased interests	82,141
Compensation expense	72,210
Payment of liabilities	(72,210)
Balance at June 30, 2013	$82,141
Balance at December 31, 2013	$129,001
Cash received for purchased interests	14,129
Compensation expense	143,372
Payment of liabilities	(143,372)
Balance at June 30, 2014	$143,130

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

11. MEMBERS’ EQUITY AND EQUITY-BASED COMPENSATION  – (continued)

Certain member interests are subject to repurchase in the event of the member’s termination of employment, at a formula-based price (as defined) determined by the member’s pro rata share of Part I Fees. In addition, the Company will recognize compensation expense in the amount of approximately $450,000 upon the closing of a sale transaction representing the fair value of vested equity-based awards. Any amounts paid in excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members’ equity.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 5, 2014, the date the combined financial statements were available to be issued and has determined the following events require disclosure through this date:

Reorganization

The Company is in the process of preparing for an initial public offering. Immediately prior to the consummation of the offering, the Company will reorganize its capital structure and equity interests. As part of the reorganization, the existing members of the Company will exchange their equity interests for limited partner interests in a new entity, Fifth Street Holdings, L.P. which will become the sole owner of the reorganized Fifth Street Management Group. Upon completion of the offering, substantially all of the proceeds will be used to purchase an interest in Fifth Street Holdings, L.P. from its limited partners and the Company will be subject to corporate-level income taxes.

Fifth Street Senior Loan Fund II Operating Entity, LLC

On July 10, 2014, the Company formed Fifth Street Senior Loan Fund II Operating Entity, LLC (“SLF II”) with unrelated third parties and the Company’s members and employees committed approximately $3,500,000 of capital to the venture, of which $2,100,000 has been funded to date. SLF II will primarily invest in senior secured loans to middle market companies. Although the Company does not have an equity investment in SLF II, FSM serves as the investment adviser and will earn collateral management fees on the investments.

13. PRO FORMA DATA (unaudited)

The pro forma balance sheet data as of June 30, 2014 has been presented to give effect to the reorganization transactions mentioned above. The following is a summary of such adjustments:

•	recognition of compensation expense in the amount of $8.2 million with a corresponding credit to members’ equity, which had no net impact on members’ equity, representing the unamortized balance of the grant-date fair value of outstanding awards to the extent the vesting conditions have been accelerated, which is expected to be 100% for one of the Principals and 16.0% for the other Holdings Limited Partners;
•	recognition of a liability in the amount of $16.3 million representing the fair value of the interests that will be repurchased (at the assumed offering price), with additional compensation expense representing the value of the liability in excess of previously recognized compensation expense; and
•	reclassification to compensation expense (from equity) of previous distributions relating to the repurchased interests.
•	recognition of distributions payable of $19.2 million to the previous members of Fifth Street Management relating to undistributed earnings generated through the ordinary course of business through June 30, 2014.

FIFTH STREET MANAGEMENT GROUP

Notes to Combined Financial Statements
For the Six Months Ended June 30, 2014 and 2013
(unaudited)

13. PRO FORMA DATA (unaudited)  – (continued)

The pro forma statement of income data for the six months ended June 30, 2014 has been presented to give effect to the reorganization transaction mentioned above. The following is a summary of such adjustments:

•	A net reduction to compensation expense resulting from the recapitalization of membership interests in Fifth Street Management and FSCO GP into Fifth Street Holdings LP Interests. Such adjustment consists of: (i) the reversal of amortization charges related to previous equity awards in the amount of $0.9 million for the six months ended June 30, 2014 and (ii) the new amortization charges related to the Holdings LP Interests in the amounts of $0.5 million for the six months ended June 30, 2014.
•	Following the reorganization transaction prior to the initial public offering, Fifth Street Asset Management Inc. will become the sole general partner of Fifth Street Holdings. Immediately following this offering, the Company will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non-controlling interests in Fifth Street Holdings of the 84.0% Holdings LP Interests to be held directly by the Holdings Limited.
•	Prior to the offering, substantially all of the earnings of Fifth Street Management passed through directly to the members without being subject to entity level income taxes. This adjustment reflects the impact of federal, state and local income taxes on the income of Fifth Street Asset Management after allocation of earnings to the non-controlling interests discussed above based on an effective tax rate estimated to be approximately 40% as determined by combining the projected federal, state and local income taxes.

In addition, the pro forma data assumes the issuance of 8,000,000 shares in the initial public offering discussed above, but does not assume the exchange of the existing equity interests in the Company held by the members into 41,695,408 Holdings LP Interests as their impact would be anti-dilutive.